Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

KalVista Pharmaceuticals, Inc.,

a Delaware corporation;

Chiesi Farmaceutici S.p.A.,

an Italian società per azioni;

Skyline Merger Sub, Inc.,

a Delaware corporation; and

KalVista Pharmaceuticals Limited,

a private limited company organized under the laws of England and Wales

Dated as of April 29, 2026

Table of Contents

Section 1

THE OFFER

1.1	The Offer	2
1.2	Company Actions	5

Section 2

MERGER TRANSACTION

2.1	Merger of Purchaser into the Company	6
2.2	Effect of the Merger	7
2.3	Closing; Effective Time	7
2.4	Certificate of Incorporation and Bylaws; Directors and Officers	7
2.5	Conversion of Shares	8
2.6	Surrender of Certificates; Stock Transfer Books	9
2.7	Dissenters’ Rights	11
2.8	Treatment of Company Equity Awards and Company ESPP	11
2.9	Further Action	13

Section 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Due Organization; Subsidiaries, Etc	13
3.2	Certificate of Incorporation and Bylaws	14
3.3	Capitalization, Etc	14
3.4	SEC Filings; Financial Statements	16
3.5	Absence of Changes; No Material Adverse Effect	18
3.6	Title to Assets	18
3.7	Real Property	18
3.8	Intellectual Property	19
3.9	Contracts	22
3.10	Liabilities	25
3.11	Compliance with Legal Requirements	25
3.12	Regulatory Matters	25
3.13	Certain Business Practices	29
3.14	Governmental Authorizations	29
3.15	Tax Matters	29
3.16	Employee Matters	32
3.17	Benefit Plans	33
3.18	Environmental Matters	35
3.19	Insurance	36

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3.20	Legal Proceedings; Orders	36
3.21	Authority; Binding Nature of Agreement	37
3.22	Takeover Laws	37
3.23	Non-Contravention; Consents	37
3.24	Opinion of Financial Advisor	38
3.25	Brokers and Other Advisors	38
3.26	No TID U.S. Business	38

Section 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

4.1	Due Organization	39
4.2	Purchaser	39
4.3	Authority; Binding Nature of Agreement	39
4.4	Non-Contravention; Consents	39
4.5	Disclosure	40
4.6	Absence of Litigation	40
4.7	Funds	40
4.8	Ownership of Shares	41
4.9	Acknowledgement by Parent and Purchaser	41
4.10	Brokers and Other Advisors	41
4.11	Stockholder and Management Arrangements	42

Section 5

CERTAIN COVENANTS OF THE COMPANY

5.1	Access and Investigation	42
5.2	Operation of the Acquired Corporations’ Business	43
5.3	No Solicitation	48

Section 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1	Company Board Recommendation	50
6.2	Filings, Consents and Approvals	52
6.3	Employee Benefits	53
6.4	Indemnification of Officers and Directors	55
6.5	Stockholder Litigation	57
6.6	Additional Agreements	57
6.7	Disclosure	58
6.8	Takeover Laws	58
6.9	Section 16 Matters	58
6.10	Rule 14d-10 Matters	59
6.11	Stock Exchange Delisting; Deregistration	59

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6.12	Notices to Holders of Company Warrants	59
6.13	Treatment of Convertible Senior Notes	59
6.14	Financing Assistance	60

Section 7

CONDITIONS PRECEDENT TO THE MERGER

7.1	No Restraints	61
7.2	Consummation of Offer	62

Section 8

TERMINATION

8.1	Termination	62
8.2	Effect of Termination	63
8.3	Expenses; Termination Fees	64

Section 9

MISCELLANEOUS PROVISIONS

9.1	Amendment	65
9.2	Waiver	65
9.3	No Survival of Representations and Warranties	66
9.4	Entire Agreement; Counterparts	66
9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	66
9.6	Assignability	67
9.7	No Third Party Beneficiaries	68
9.8	Transfer Taxes	68
9.9	Notices	68
9.10	Severability	69
9.11	Obligation of Parent	70
9.12	Construction	70

Exhibits

Exhibit A	Certain Definitions

Annexes

Annex I	Conditions to the Offer
Annex II	Form of Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of April 29, 2026, by and among: Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”); Skyline Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”); and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

INTRODUCTION

Parent has agreed to cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”), other than the Excluded Shares, for $27.00 per share, net to the seller in cash, without interest (such amount, or any higher amount per Share paid pursuant to the Offer, and as may be adjusted in accordance with Section 1.1(g), being the “Offer Price”), and subject to any withholding of Taxes, upon the terms and subject to the conditions of this Agreement.

As soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby (i) each issued and outstanding Share as of the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, without interest, and subject to any withholding of Taxes, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

The board of directors of the Company (the “Board of Directors”) has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into this Agreement, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of this Agreement.

The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

Parent, Purchaser and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the DGCL and shall, subject to the satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the consummation of the Offer.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1

THE OFFER

1.1         The Offer.

(a)          Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement (subject to the Company having timely provided any information required to be provided by it pursuant to Sections 1.1(e) and 1.2(b)), Purchaser shall commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer to purchase all of the outstanding Shares (other than Shares to be cancelled pursuant to Sections 2.5(a)(i) and 2.5(a)(ii) (collectively, the “Excluded Shares”)), at a price per Share equal to the Offer Price, net to the seller in cash, without interest, and subject to any withholding of Taxes in accordance with Section 2.6(e).

(b)          Terms and Conditions of the Offer. The obligations of Purchaser to accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject only to the terms and conditions set forth in this Agreement, including the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the Minimum Condition, the Termination Condition and the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the Offer Conditions and the other terms set forth in this Agreement. Purchaser expressly reserves the right, to the extent permitted by applicable Legal Requirements, to (i) increase the Offer Price, (ii) waive any Offer Condition (except to the extent set forth in clause (E) of this Section 1.1(b)) and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of the Company, Parent and Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I, (F) amend or modify any of the other terms of the Offer in a manner that adversely affects, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Parent or Purchaser to consummate the Offer, the Merger or any of the other Transactions, (G) except as provided in Sections 1.1(c) or 1.1(d), terminate the Offer or accelerate, extend or otherwise change the Expiration Date or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be withdrawn prior to the time at which the Offer is then scheduled to expire on the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c)          Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) following the Offer Commencement Date (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date”, and such date or such subsequent date to which the Initial Expiration Date of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the then-scheduled time at which the Offer expires on the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (B) one or more consecutive increments of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act, any foreign Antitrust Law and any Foreign Investment Law shall have expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent waivable by Purchaser or Parent), at the written request of the Company, Purchaser shall extend the Offer on one or more occasions for consecutive increments of such duration as requested by the Company, but not more than ten (10) business days per extension, to permit such Offer Condition to be satisfied; provided, however, that in no event shall Purchaser: (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of this Agreement in accordance with Section 8 and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; provided, further, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer pursuant to this clause (iii) on more than three (3) occasions in consecutive periods of up to ten (10) business days each. Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.

(d)          Termination of Offer. Nothing in this Section 1.1 shall be deemed to impair, limit or otherwise restrict in any manner the right of the Company, Parent or Purchaser to terminate this Agreement pursuant to Section 8. In the event that this Agreement is validly terminated pursuant to Section 8, Purchaser shall promptly, irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser in accordance with the terms of this Agreement, Purchaser shall immediately return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e)          Offer Documents. As promptly as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (together with any exhibits, amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall cause the Offer Documents to permit holders of Shares to tender Shares pursuant to the Offer pursuant to guaranteed delivery procedures. Parent and Purchaser agree that they shall cause the Offer Documents filed by either Parent or Purchaser with the SEC (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by Parent or Purchaser with respect to information supplied by or on behalf of the Acquired Corporations for inclusion or incorporation by reference in the Offer Documents. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents; provided that there has not been a Company Adverse Change Recommendation. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Acquired Corporations and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel. Parent and Purchaser agree to provide the Company and its counsel with any comments (including oral comments) Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of those comments (including oral comments).

(f)          Funds. Without limiting the generality of Section 9.11, Parent shall provide or cause to be provided to Purchaser, on a timely basis, all of the funds necessary to purchase all Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g)          Adjustments. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

(h)          Acceptance. Subject only to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of each of the Offer Conditions, Purchaser shall (i) promptly after the expiration of the Offer irrevocably accept for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares.

(i)          Transfer Taxes. If the payment of the Offer Price is to be made to a Person other than the Person in whose name the tendered Shares are registered on the stock transfer books of the Company, it shall be a condition of payment that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Offer Price to a Person other than the registered holder of the Shares tendered, or shall have established to the satisfaction of Purchaser that such Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 1.1(i) under any circumstance.

1.2         Company Actions.

(a)          Schedule 14D-9. As promptly as practicable on the Offer Commencement Date, following the filing of the Offer Documents, the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable Legal Requirements, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 (x) to comply in all material respects with the Exchange Act and other applicable Legal Requirements and (y) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Schedule 14D-9. Each of Parent, Purchaser and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable Legal Requirements. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning Parent or Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a). Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) prior to the filing thereof with the SEC, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel. The Company agrees to provide Parent and its counsel with any comments (including oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments (including oral comments).

(b)          Stockholder Lists. The Company shall, promptly after the date hereof, furnish Parent, and, if requested by Parent, furnish the Paying Agent and the Depository Agent, with a list of its stockholders of record, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent, and if requested by Parent, provide to the Paying Agent and the Depository Agent, such additional information (including updated lists of stockholders of record, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with disseminating the Offer Documents, and any other documents necessary to consummate the Transactions, to the holders of Shares (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, Parent and Purchaser and their Representatives shall hold in confidence in accordance with the Mutual Confidentiality Agreement dated January 23, 2026, between the Company and Parent (as amended, the “Confidentiality Agreement”) the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall deliver, and shall use their reasonable best efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

(c)          Share Registry. The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser in the Offer effective immediately after the Offer Acceptance Time.

SECTION 2

MERGER TRANSACTION

2.1         Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease, and the Company will continue as the Surviving Corporation.

2.2         Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3         Closing; Effective Time.

(a)          Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signatures by the Parties, as soon as practicable (and in no event later than one (1) business day) following the consummation of the Offer except if the conditions set forth in Section 7 shall not be satisfied or, to the extent permissible by applicable Legal Requirements, waived as of such date, in which case the Closing shall take place on the first (1st) business day on which all conditions set forth in Section 7 are satisfied or, to the extent permissible by applicable Legal Requirements, waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b)          Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form reasonably agreed upon between the Parties and as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL, and the Parties shall take all such further actions as may be required by applicable Legal Requirements to make the Merger effective. The Merger shall become effective upon the date and time of the filing of that certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time the Merger is effective, the “Effective Time”).

2.4         Certificate of Incorporation and Bylaws; Directors and Officers.

(a)          As of the Effective Time, the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a).

(b)          As of the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a), except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation.

(c)          As of the Effective Time, the directors and officers of the Surviving Corporation shall be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Prior to the Effective Time, each director and, if so requested by Parent, each officer of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating such director’s resignation as a member of the Board of Directors and an officer of the Company (but for the avoidance of doubt, not as an employee of the Company), respectively, conditioned upon and effective as of the Effective Time.

2.5         Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)          any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)         any Shares held immediately prior to the Effective Time by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)        subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time (other than (A) any Excluded Shares and (B) any Dissenting Shares, which Dissenting Shares shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), without any interest thereon and subject to any withholding of Taxes in accordance with Section 2.6(e); and

(iv)         each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to this Section 2.5(a), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares (other than Dissenting Shares) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with Section 2.6, or, in the case of Dissenting Shares, the rights set forth in Section 2.7.

(b)          If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

2.6         Surrender of Certificates; Stock Transfer Books.

(a)          Prior to the commencement of the Offer, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the aggregate Offer Price to which holders of such Shares shall become entitled pursuant to Section 1.1(h) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the aggregate Merger Consideration to which holders of such Shares shall become entitled pursuant to Section 2.5. As and when necessary to comply with its and Purchaser’s obligations hereunder, Parent shall deposit, or shall cause to be deposited, with the Depository Agent or Paying Agent cash sufficient to make the payment of the aggregate Offer Price payable pursuant to Section 1.1(h) and to pay the aggregate Merger Consideration payable pursuant to Section 2.5 (together, the “Payment Fund”). The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger. The Payment Fund shall be invested by the Paying Agent as directed by Parent; provided that no such investments or losses thereon shall relieve Parent and Purchaser from making (or shall have terms that could prevent or delay) the payments required by Section 1.1(h) and Section 2.5.

(b)          Promptly after the Effective Time (but in no event later than three (3) business days thereafter), the Surviving Corporation shall cause to be delivered to each Person who was, at the Effective Time, a holder of record of (i) Shares represented by a certificate evidencing such Shares (the “Certificated Shares”) or (ii) Book-Entry Shares, who, in each case (i) and (ii) was entitled to receive the Merger Consideration pursuant to Section 2.5, (A) a form of letter of transmittal, which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificated Shares shall pass, only upon proper delivery of the certificates evidencing such Certificated Shares (the “Certificates”) (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) to the Paying Agent, or a customary agent’s message with respect to Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5. Upon surrender to the Paying Agent of Certificates (or affidavits of loss in lieu thereof in accordance with Section 2.6(f), if applicable) or Book-Entry Shares, together with such letter of transmittal in the case of Certificates, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to the instructions, the holder of such Certificated Shares or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Certificated Share or Book-Entry Share, and such Certificates and Book-Entry Shares shall then be cancelled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Certificated Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such transfer or other similar Taxes either have been paid or are not applicable. None of Parent, Purchaser or the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered as contemplated by this Section 2.6, each Certificated Share and Book-Entry Share (in each case, other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(c)          At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Certificated Shares or Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them, without any interest thereon. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificated Shares or Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d)          At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Legal Requirements. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(e)          Each withholding agent shall be entitled to deduct and withhold from the Offer Price, the Merger Consideration, including payable to any holder of the Shares or any holder of Company Equity Awards, or any other consideration otherwise payable pursuant to this Agreement, in each case, such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Other than in respect of payments subject to compensatory withholding and paid through the relevant entity’s payroll system or backup withholding under Section 3406 of the Code, each such withholding agent shall use commercially reasonable efforts to reduce or eliminate any such withholding, including by requesting any necessary Tax forms, including IRS Form W-9 or the appropriate IRS Form W-8, as applicable, or any similar information. Each such withholding agent shall take all action that may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, holder of Company Equity Awards or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f)          If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of the Certificated Shares formerly represented by that Certificate, or by a representative of that holder, claiming that Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by that holder of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which amount shall not exceed the Merger Consideration payable with respect to such Certificated Shares), the Paying Agent will pay (less any Taxes required to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Certificated Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7         Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, any Shares outstanding immediately prior to the Effective Time which are held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and the holder thereof shall be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL in respect of such Dissenting Shares; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any Taxes required to be deducted or withheld pursuant to Section 2.6(e)), and such Shares shall no longer be deemed to be Dissenting Shares. The Company shall give prompt notice to Parent and Purchaser of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL, in each case prior to the Effective Time, and, at or prior to the Effective Time, the Company shall provide the Paying Agent with a list of the names and addresses of the holders of Dissenting Shares, if any, and such other information regarding the Dissenting Shares as the Paying Agent reasonably requests. Parent and Purchaser shall have the right to direct and to participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), settle or offer to settle, or make any payment with respect to, any such demands, approve any withdrawal of any such demands or agree or commit to do any of the foregoing.

2.8         Treatment of Company Equity Awards and Company ESPP.

(a)          At the Effective Time, each Company Option that is then outstanding and unexercised, and which has a per Share exercise price that is less than the Merger Consideration, shall be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time, which shall be payable in accordance with Section 2.8(c). Notwithstanding anything herein to the contrary, any Company Option with a per Share exercise price equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without any consideration payable in respect thereof and shall have no further force or effect.

(b)         At the Effective Time, each then outstanding Company RSU shall be (i) deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company RSU immediately prior to the Effective Time, which shall be payable in accordance with Section 2.8(c).

(c)         As soon as reasonably practicable (but in any event no later than the second payroll date) after the Effective Time, the Surviving Corporation shall pay the Company Equity Award holders through its payroll system, payroll provider or the Company’s standard accounts payable procedures, as applicable, all amounts required to be paid to such holders in respect of Company Equity Awards that are canceled and converted pursuant to this Section 2.8, less applicable Tax withholdings and other authorized deductions.

(d)          To the extent a payment made pursuant to the timing set forth in this Section 2.8 would trigger a Tax or penalty under Section 409A of the Code, such payment shall instead be made at such a time that such payment would not trigger such Tax or penalty.

(e)          Prior to the Effective Time, the Company, the Board of Directors (or the applicable committee thereof) shall take all actions appropriate or necessary to (i) effectuate the transactions described in this Section 2.8 and (ii) terminate each Company Equity Plan effective as of, and contingent upon, the Effective Time. Parent shall have a reasonable opportunity to review and comment on any resolutions related to such actions and the Company shall not unreasonably omit comments provided by Parent with respect to such materials.

(f)          The Board of Directors (or the applicable committee thereof), shall adopt resolutions or take such other actions as may be required to provide that (A) the commencement of any future offering period will be suspended following the date of this Agreement under the Company ESPP unless and until this Agreement is terminated, (B) there will be no increase in the amount of participants’ payroll deduction elections under the Company ESPP during the current offering period from those in effect as of the date of this Agreement, (C) except to the extent required by applicable Legal Requirements, no individual participating in the Company ESPP shall be permitted to make separate non-payroll contributions to the Company ESPP, (D) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time, and (E) each outstanding purchase right issued pursuant to the Company ESPP shall be fully exercised on the earlier of (x) the scheduled purchase date for such offering period and (y) the date that is no later than five (5) business days prior to the Effective Time (with any participant payroll deductions not applied to the purchase of Shares returned to the participant), and (ii) terminate the Company ESPP effective immediately prior to, and contingent upon, the Effective Time.

2.9         Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with this Section 2 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in this Section 3 is subject to (a) exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedule corresponding to the particular section or subsection in this Section 3; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedule to the extent it is reasonably apparent on the face of such disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed and publicly available at least one (1) business day prior to the date of this Agreement (other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other general cautionary or forward-looking statements in any other sections of such Company SEC Documents)); provided, however, that this clause (c) shall not be applicable to Sections 3.3 and 3.21:

3.1         Due Organization; Subsidiaries, Etc.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and the Company’s Subsidiaries are set forth on Section 3.1 of the Company Disclosure Schedule (the Company and its Subsidiaries, each an “Acquired Corporation” and collectively, the “Acquired Corporations”). Each Subsidiary of the Company is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the laws of its jurisdiction of organization. Each Acquired Corporation has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used. Each Acquired Corporation is qualified or licensed to do business as a foreign corporation or other entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where such failure has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          The Company owns beneficially and of record all of the outstanding shares of capital stock of the other Acquired Corporations, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws. Except for the shares of capital stock of the other Acquired Corporations held by the Company, no Acquired Corporation owns, directly or indirectly, any capital stock or equity interests of, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or equity interests of, any Entity.

3.2         Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational or governing documents of each Acquired Corporation, including all amendments thereto, as in effect on the date hereof.

3.3         Capitalization, Etc.

(a)          The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 53,167,988 Shares had been issued and were outstanding as of the close of business on April 24, 2026 (the “Capitalization Date”); and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares are outstanding. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Shares except pursuant to the exercise of Company Options or the vesting or settlement of Company RSUs, in each case outstanding as of the Capitalization Date in accordance with their terms as in effect on the Capitalization Date and, from the Capitalization Date to the execution of this Agreement, the Company has not issued any warrants to acquire Shares or any Company Options, Company RSUs or other equity or equity-based awards. All of the outstanding shares of the capital stock of the Company have been duly authorized and validly issued, and are fully paid and nonassessable.

(b)          The Company owns all of the authorized and outstanding capital stock and other equity interests of each of the Company’s Subsidiaries. All of the outstanding shares of the capital stock of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. The Company does not own, directly or indirectly, any capital stock or other equity interests in, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire, or other securities convertible into or exchangeable or exercisable for, any capital stock or other equity interests of any other Entity.

(c)          (i) None of the outstanding shares of capital stock of the Acquired Corporations are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of capital stock of the Acquired Corporations are subject to any right of first refusal in favor of any Acquired Corporation; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of any Acquired Corporation having a right to vote on any matters on which the stockholders of the Acquired Corporations have a right to vote; and (iv) there is no Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of capital stock of the Acquired Corporations. No Acquired Corporation is under any obligation, or bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of capital stock of the Acquired Corporations, except in connection with any acquisitions, or deemed acquisitions, of Shares or other equity securities of the Company in connection with (x) the withholding of Taxes in connection with the exercise, vesting or settlement of Company Equity Awards and (y) forfeitures of Company Equity Awards. The Shares constitute the only outstanding class of securities of the Company registered under the Securities Act. No Subsidiary of the Company owns any Shares.

(d)          As of the Capitalization Date: (i) 4,789,390 Shares were issuable upon the exercise of outstanding Company Options; (ii) 3,759,452 Shares were issuable upon the vesting or settlement of outstanding Company RSUs; (iii) 46,104 Shares were subject to outstanding purchase rights under the Company ESPP (assuming a purchase price equal to the fair market value of a Share on the first day of the current offering period); (iv) 1,990,364 Shares were reserved for future issuance under the Company ESPP; (v) 1,630,000 Shares were issuable upon the exercise of the Company Warrants; and (vi) 8,551,960 Shares were reserved for future issuance upon conversion of the Convertible Senior Notes. Other than as set forth in this Section 3.3, there are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(e)          Section 3.3(e) of the Company Disclosure Schedule sets forth a schedule of each outstanding Company Equity Award as of the Capitalization Date, including, as applicable, (i) the type of award (e.g., incentive stock option, non-statutory stock option, restricted stock unit, etc.); (ii) the name of the holder; (iii) the number of Shares underlying such Company Equity Award; (iv) the grant date; (v) the exercise price; (vi) the vesting terms; and (vii) the expiration date. Each outstanding Company Equity Award (A) was granted in compliance with applicable Legal Requirements and the terms and conditions of the applicable Company Equity Plan and award agreement under which it was granted and (B) if held by a U.S. employee or other service provider (current or former), has continuously since grant met all requirements for exemption from Section 409A of the Code. Each Company Option has a per Share exercise price equal to or greater than the fair market value of a Share on the date of grant as determined in accordance with Section 409A of the Code and Section 422 of the Code, as applicable. Each Company Option that is intended to qualify as an “incentive stock option” satisfies the requirements of Section 422 of the Code.

(f)          There are no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any Subsidiary of the Company.

(g)          Except (x) as set forth in this Section 3.3, (y) for the Company Equity Awards, Company Warrants and Convertible Senior Notes outstanding as of the date of this Agreement (or issued after the date hereof in compliance with Section 5.2(b)(iii) or Section 5.2(b)(iv)) and (z) for the purchase rights under the Company ESPP, there are no: (i) outstanding shares of capital stock or other securities of any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, performance stock unit, stock appreciation rights, incentive award measured based on the Shares, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation, in each case other than derivative securities not issued by an Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation; (iv) stockholder rights plans (or similar plans commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities; or (v) voting trusts or other Contract to which any Acquired Corporation is a party with respect to the voting of capital stock of any Acquired Corporation.

3.4         SEC Filings; Financial Statements.

(a)          Since January 1, 2023, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (as supplemented, modified or amended since the time of filing, the “Company SEC Documents”). As of the respective date each of the Company SEC Documents was filed or furnished by the Company with the SEC, or, if amended prior to the date of this Agreement, as of the date of (and giving effect to) the last such amendment (and, in the case of registration statements and proxy statements, on the date of effectiveness and the dates of the relevant meetings, respectively), the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to those Company SEC Documents, and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents when filed: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, 8-K or any successor form under the Exchange Act); and (iii) fairly presented, in all material respects, the financial position of the Acquired Corporations as of the respective dates thereof and the results of operations and cash flows of the Acquired Corporations for the periods covered thereby (subject, in the case of the unaudited financial statements, to the absence of notes and to normal and recurring year-end adjustments).

(c)          The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act), which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the consolidated assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the consolidated assets of the Acquired Corporations that could have a material effect on its financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and, except as set forth in the Company SEC Documents filed at least one (1) business day prior to the date of this Agreement, that assessment concluded that those controls were effective. Since January 1, 2026, neither the Company nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of the internal control over financial reporting utilized by the Company, which is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (2) any fraud, whether or not material, that involves the management or other employees of the Company who have a significant role in the Company’s internal control over financial reporting.

(d)          The Company maintains disclosure controls and procedures as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of Nasdaq.

(e)          The Company is not a party to, nor does it have any obligation or other commitment to become a party to, “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Corporations in the Company SEC Documents.

(f)          As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. None of the Company SEC Documents is the subject of ongoing SEC review, and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.

(g)          Each document required to be filed by the Company with the SEC in connection with the Offer, including the Schedule 14D-9 (the “Company Disclosure Documents”), and any amendments or supplements thereto, when filed, distributed or otherwise disseminated to the Company’s stockholders, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or otherwise disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(i)          The information with respect to the Acquired Corporations that the Company furnishes to Parent or Purchaser specifically for use in the Offer Documents, (x) at the time of the filing of, (y) at any time such document is amended or supplemented, and (z) at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii)          Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

3.5         Absence of Changes; No Material Adverse Effect. Except as expressly contemplated by this Agreement, from January 1, 2026 through the date of this Agreement:

(a)          except for discussions, negotiations and activities related to this Agreement or other potential strategic transactions, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice and none of the Acquired Corporations has taken any action that would have required the consent of Parent under clauses (i), (ii), (vii), (ix), (x), (xi), (xii), (xiv), (xvi), (xvii), (xviii), (xix), (xx) and (xxi) (solely as relates to the foregoing) of Section 5.2(b) had such action occurred after the date of this Agreement; and

(b)          there has not occurred any event, occurrence, circumstance, change or effect that, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect.

3.6          Title to Assets. Each Acquired Corporation has good and valid title to all material assets (excluding Intellectual Property Rights) owned by it as of the date of this Agreement, and such assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7         Real Property.

(a)          The Acquired Corporations do not own any real property.

(b)          Section 3.7(b) of the Company Disclosure Schedule sets forth an accurate and complete list in all material respects of all real property currently leased, subleased or licensed by or from the Acquired Corporations or otherwise used or occupied by the Acquired Corporations. The Acquired Corporations hold valid and existing leasehold interests in the real property that is leased or subleased by the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2023, no Acquired Corporation has received any written notice regarding (i) any material violation or breach or default under any lease related to the Leased Real Property that has not since been cured; (ii) any pending or threatened in writing condemnation of any portion of the Leased Real Property; or (iii) building, fire or zoning code violations with respect to the Leased Real Property, in each case in clauses (i) through (iii), that is material to the Acquired Corporations, taken as a whole.

3.8          Intellectual Property.

(a)          Section 3.8(a) of the Company Disclosure Schedule sets forth a complete and accurate list, as of the date of this Agreement, of each item of Company IP that is Registered IP (“Company Registered IP”) and Registered IP that is Exclusively Licensed IP, including for each item (as applicable):

(i)          with respect to Patents: (i) the name of the current registered owner(s) and, with respect to Patents exclusively related to Ekterly (sebetralstat) if different, the owner(s) at the time of filing, (ii) the jurisdiction of application or registration, (iii) the application or registration number, (iv) the application filing date, (v) the name of each inventor, (vi) the priority application numbers and dates, (vii) the registration or issuance date, (viii) the current expiration date (including any patent term extension under 35 U.S.C. § 156 or similar foreign Legal Requirement, and whether the patent is subject to any terminal disclaimer), (ix) the next renewal or maintenance fee due date, any patent term adjustment under 35 U.S.C. § 154(b) or similar foreign Legal Requirement, and whether the patent is subject to any terminal disclaimer, and (x) the current prosecution or registration status;

(ii)         with respect to Trademarks: (i) the name of the current registered owner(s), (ii) the jurisdiction of application or registration, (iii) the application or registration number, (iv) the application filing date, (v) the international class(es) and the list of goods and services covered thereby, (vi) the registration date, (vii) the next renewal date, and (viii) the current prosecution or registration status.

All such Company Registered IP and Registered IP exclusively licensed to the Company is subsisting and, other than pending applications therefor, valid and enforceable.

Section 3.8(a) of the Company Disclosure Schedule sets forth a separate list identifying all Patents and Trademarks that were owned or held by any Acquired Corporation at any time during the five (5) years prior to the date of this Agreement and that have lapsed, expired, or been abandoned, including for each such item (i) the applicable jurisdiction and (ii) the application or registration number. For the avoidance of doubt, such lapsed, expired, or abandoned items shall not constitute Company Registered IP for purposes of this Agreement.

(b)          The ownership of each item of Company Registered IP is recorded with the applicable Governmental Body solely in the name of the applicable Acquired Corporation, or an Acquired Corporation is the applicant of record with respect thereto. The Acquired Corporations do not own or purport to own any proprietary software. An Acquired Corporation has timely made all filings and payments with Governmental Bodies as may be necessary or appropriate to preserve, maintain and protect the Company Registered IP and all such filings and payments with Governmental Bodies have been timely paid with respect to Registered IP that is Exclusively Licensed IP.

(c)          No interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding (other than routine examination proceedings with respect to pending applications) is pending or threatened in writing against any Acquired Corporation, in which the scope, title, validity, enforceability, priority, inventorship or ownership of any Company Registered IP or Exclusively Licensed IP that is Registered IP is being contested or challenged. No interference, opposition, reissue, reexamination proceeding, cancellation proceeding, or other Legal Proceeding related to the scope, title, validity, enforceability, priority, inventorship or ownership of any Intellectual Property Rights has been commenced or threatened in writing by or on behalf of any Acquired Corporation against any third party.

(d)          The Acquired Corporations are the sole and exclusive owners of all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. The Acquired Corporations have the valid and enforceable right to use or otherwise practice all Intellectual Property Rights used in the business of the Acquired Corporations and will continue to own, license or have the right to use, practice and transfer all such material Intellectual Property Rights, including all Company IP and Exclusively Licensed IP immediately following the Closing in the same manner and to the same extent as prior to the Closing.

(e)          No funding, facilities or personnel of any Governmental Body, university, research institute or other educational institution has been used to develop any of the Company IP or Exclusively Licensed IP.

(f)          The Acquired Corporations have maintained and currently maintain commercially reasonable steps to maintain the confidentiality of Trade Secrets included in the Company IP and Exclusively Licensed IP. The Acquired Corporations are not in breach of and have not breached any obligations or undertakings of confidentiality which they owe or have owed to any Person. Each current and former employee, consultant, and contractor of any Acquired Corporation who has contributed to the creation or development of any Company IP has executed a valid and enforceable written agreement assigning to an Acquired Corporation all rights, title, and interest in and to such Intellectual Property Rights, and no such Person has retained any ownership rights or has any claim to any Company IP.

(g)          Section 3.8(g) of the Company Disclosure Schedule sets forth each Contract that is a license agreement or other agreement pursuant to which an Acquired Corporation licenses, obtains a covenant not to sue, or otherwise receives a right from a third Person in or to any Intellectual Property Right (each an “In-bound IP Contract”) or licenses, grants a covenant not to sue, or otherwise grants a right to a third Person in or to any Company IP (each an “Out-bound IP Contract”, and collectively with the In-bound IP Contracts, “IP Contracts”) (provided, that, (a) In-bound IP Contracts shall exclude commercially available off-the-shelf software, clinical trial agreements, non-disclosure agreements, service agreements (other than material service agreements), employee invention assignment agreements or material transfer agreements, in each case, entered into in the ordinary course of business, (b) Out-bound IP Contracts shall exclude non-exclusive outbound licenses entered into in the ordinary course of business contained in clinical trial agreements, non-disclosure agreements, sales or marketing agreements, material transfer agreements, service agreements (other than material service agreements), or agreements where such license is ancillary to the primary purpose of the Contract, and (c) IP Contracts shall exclude Contracts in which the license of Intellectual Property Rights is incidental to the performance of such Contract (such Contracts excluded from IP Contracts pursuant to clauses (a) through (c), “Standard IP Contracts”)).

(h)          To the knowledge of the Company, the operation of the Acquired Corporations’ business as currently conducted or the use of the Company IP, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any other Person. As of the date of this Agreement, (i) no Legal Proceeding is pending (or, threatened in writing) against an Acquired Corporation alleging infringement, misappropriation or other violation of any Intellectual Property Rights of another Person and (ii) since January 1, 2023, no Acquired Corporation has received any written notice or other written communication alleging infringement, misappropriation or other violation of any Intellectual Property Right of another Person by an Acquired Corporation.

(i)          To the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, nor is any Person infringing, misappropriating or otherwise violating, any Company IP or the Exclusively Licensed IP. As of the date of this Agreement, no Legal Proceeding is pending or threatened in writing by an Acquired Corporation alleging infringement, misappropriation or other violation of any Company IP or Exclusively Licensed IP, and, in the last six (6) years, no Legal Proceeding has been brought by an Acquired Corporation alleging infringement, misappropriation or other violation of any Company IP or the Exclusively Licensed IP.

(j)           (i) An Acquired Corporation lawfully owns, leases, licenses or has the right to use the Company IT Assets, and will continue to own, lease, license or have the right to use all material Company IT Assets at the Effective Time; (ii) such systems and Company IT Assets are sufficient for the immediate and currently anticipated needs of the Acquired Corporations and operate and perform in a manner that permits the Acquired Corporations to conduct their respective business as currently conducted; (iii) the Acquired Corporations have taken commercially reasonable actions, consistent with current industry standards, to protect the confidentiality, integrity and security of the Company IT Assets (and all information and transactions stored therein or transmitted thereby) against any unauthorized use, access, interruption, modification or corruption; (iv) to the knowledge of the Company, there has been no unauthorized use, access, interruption, modification or corruption of any Company IT Assets (or any information or transactions stored therein or transmitted thereby); (v) the Company IT Assets do not contain any viruses, bugs, vulnerabilities, faults or other disabling code; to the knowledge of the Acquired Corporations, the Company IT Assets do not contain any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus”, malware or other software routines or components intentionally designed to permit unauthorized access to, maliciously disable, maliciously encrypt or erase software, hardware, or data; (vi) the Acquired Corporations are not in material breach of any of their material Contracts relating to any Company IT Assets; (vii) since January 1, 2023, the Acquired Corporations have not been subjected to an audit of any kind in connection with any Contract pursuant to which they use any Company IT Assets, nor received any notice of intent to conduct any such audit, except to the extent such audit did not result in liability that remains outstanding.

(k)          With respect to all Patents included in the Company Registered IP: (i) no application to reissue or reexamination proceeding for any issued Patents is pending; (ii) no statutory disclaimer has been filed as to any issued Patents; (iii) no declaratory judgment action relating to the validity, enforceability or infringement of any issued Patents has been served on any Acquired Corporation; and (iv) no claim of any issued Patent has been cancelled or held invalid or unenforceable by any Governmental Body.

(l)          The Acquired Corporations use all Artificial Intelligence Tools in compliance with the applicable license terms and Legal Requirements applicable to such use, including Regulation (EU) 2024/1689 of the European Parliament and of the Council of 13 June 2024 (EU AI Act). Since January 1, 2023, no Acquired Corporation has included or includes any Trade Secret, Personal Data, material confidential or proprietary information of any Acquired Corporation, or of any third party to which any Acquired Corporation is under an obligation of confidentiality, in any prompts or inputs into any Artificial Intelligence Tools, except in cases where such Artificial Intelligence Tools do not use such prompts or inputs to train such Artificial Intelligence Tools or improve the services of the provider of such Artificial Intelligence Tools. No Acquired Corporation has used Artificial Intelligence Tools to develop any Company Registered IP or any other material Company IP.

(m)          Since January 1, 2023, (i) the Acquired Corporations are and have been in compliance with all Privacy and Data Security Requirements that apply to each of them in all material respects, (ii) the Acquired Corporations have implemented a commercially reasonable information security program comprising appropriate procedures, policies and administrative, technical and physical safeguards designed to prevent a Security Incident, (iii) no Acquired Corporation has been legally required to provide any notice to any Person in connection with a Security Incident, nor has any Acquired Corporation actually provided any such notice, (iv) there are no Legal Proceedings pending or, to the knowledge of the Company, threatened against any Acquired Corporation alleging a violation of any Person’s Personal Data or privacy rights and (v) there has not been any Security Incident. Personal Data Processed by any Acquired Corporation can be used after the Closing by the Surviving Corporation or any Acquired Corporation in the manner substantially the same as currently used by the Acquired Corporations.

3.9         Contracts.

(a)          Section 3.9(a) of the Company Disclosure Schedule identifies each Contract to which any Acquired Corporation is a party, or by which it is bound, that constitutes a Material Contract as of the date of this Agreement and identifies each such Material Contract under the applicable clause of Section 3.9(a) to which it applies. For purposes of this Agreement, each of the following Contracts to which any Acquired Corporation is a party or by which it is bound as of the date of this Agreement (other than an Employee Plan) constitutes a “Material Contract”:

(i)          any Contract that is a settlement, conciliation or similar agreement between any Acquired Corporation and any Governmental Body and pursuant to which (A) an Acquired Corporation will be required after the date of this Agreement to pay any monetary obligations or (B) that contains material obligations or limitations on such Acquired Corporation’s conduct;

(ii)         any Contract between any Acquired Corporation and any third Person (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any Acquired Corporation, or (C) containing exclusivity obligations or otherwise materially limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or services for any other Person;

(iii)        any Contract with payments to any Acquired Corporation that exceeded $1,000,000 in the fiscal year ending December 31, 2025 or payments by any Acquired Corporation that exceeded $1,000,000 for the fiscal year ending December 31, 2025 and in each case which cannot be cancelled by such Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice;

(iv)        any Contract under which any Acquired Corporation has obtained Indebtedness for borrowed money in an aggregate principal amount in excess of $100,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v)         any Contract between an Acquired Corporation and a third Person (A) for the disposition of any material assets or business of the Acquired Corporations or (B) for the acquisition of a material portion of the assets or business of any third Person (whether by merger, sale of stock or assets or otherwise), in each case (A) or (B) that contains continuing indemnities or other material obligations or any continuing “earn out” or other contingent payment obligations on the part of an Acquired Corporation;

(vi)        any Contract between any Acquired Corporation and any third Person constituting a material joint venture, collaboration, partnership or similar revenue sharing arrangement, in each case, pursuant to which an Acquired Corporation has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any third Person;

(vii)       any Contract that by its express terms requires an Acquired Corporation, or any successor to, or acquirer of, an Acquired Corporation, to make any payment to another Person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii)          any Contract that prohibits the declaration or payment of dividends or distributions in respect of the capital stock of an Acquired Corporation, the pledging of the capital stock or other equity interests of an Acquired Corporation or the issuance of any guaranty by an Acquired Corporation;

(ix)        any collective bargaining agreement or other Contract with any Union;

(x)         any IP Contract;

(xi)        any Contract pursuant to which any Acquired Corporation has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of research, development, regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of any Acquired Corporation, in each case of clauses (A) and (B) that cannot be terminated by such Acquired Corporation without penalty without more than sixty (60) days’ notice and requires by its terms, or is reasonably expected to require, the payment or delivery of cash by any Acquired Corporation in an aggregate amount having a value in excess of $500,000 in the fiscal year ended December 31, 2025 or ending December 31, 2026;

(xii)       any Contract that relates to any swap, forward, futures or other similar derivative transaction with a notional value in excess of $150,000;

(xiii)      any Contract that contains a put, call, right of first refusal, right of first negotiation or similar right pursuant to which any Acquired Corporation could be required to purchase or sell, or offer for purchase or sale, or exclusively license, as applicable, any (A) equity interests of any Person or (B) material assets (excluding ordinary course commitments to purchase goods, products and off-the-shelf software) or businesses, in each case (A) and (B) for an amount in excess of $500,000;

(xiv)      any Contract with a sole source supplier material to the conduct of the business of an Acquired Corporation as currently conducted and in which a reasonable alternative supplier is not available;

(xv)       any Contract, the primary purpose of which is to provide for indemnification or guarantee of the obligations of any other Person that would be material to an Acquired Corporation;

(xvi)      any Contract with any Affiliate (other than another Acquired Corporation), director, executive officer (as such term is defined in the Exchange Act), Person holding 5% or more of the Shares, or, to the knowledge of the Company, any Affiliate (other than the Company) or immediate family member of any of the foregoing;

(xvii)     any other Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; and

(xviii)    any Contract that is a lease of which the Leased Real Property is subject thereto.

(b)          As of the date of this Agreement, the Company has either delivered or made available to Parent an accurate and complete copy of each Material Contract or has publicly made available such Material Contract (without redactions or omissions) in the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) database of the SEC. No Acquired Corporation nor, to the knowledge of the Company, any other party thereto is in material breach of, or material default under, any Material Contract and no Acquired Corporation, or to the knowledge of the Company, any other party to a Material Contract has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, each other party thereto, a valid and binding agreement in full force and effect, enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. Since January 1, 2023, the Acquired Corporations have not received or delivered any written notice or, to the knowledge of the Company, oral notice, regarding any material violation or breach or default under any Material Contract that has not since been cured. None of the Acquired Corporations has waived in writing any rights under any Material Contract, the waiver of which would reasonably be expected to be material to the Acquired Corporations, taken as a whole.

3.10       Liabilities. The Acquired Corporations do not have any liabilities (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities reflected or reserved against in the financial statements or notes thereto included in the Company SEC Documents filed at least one (1) business day prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or entered into in the ordinary course of business consistent with past practice; (iv) liabilities incurred in the ordinary course of business consistent with past practice since January 1, 2025; and (v) liabilities that are not, and would not reasonably be expected to be, material to the Company. Section 3.10 of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Indebtedness for borrowed money of the Acquired Corporations.

3.11       Compliance with Legal Requirements. The Acquired Corporations are, and since January 1, 2023 have been, in material compliance with all applicable Legal Requirements, and, since January 1, 2023, no Acquired Corporation has been given written notice of, or been charged with, any alleged violation of, any applicable Legal Requirement.

3.12       Regulatory Matters.

(a)          Each Acquired Corporation is, and since January 1, 2023 has been, in compliance in all material respects with all Healthcare Regulatory Laws, in each case as applicable to such Acquired Corporation, the products of such Acquired Corporation and the operation of its business. Since January 1, 2023, no Acquired Corporation has been subject to any enforcement, regulatory, or administrative proceedings regarding alleged non-compliance with any Healthcare Regulatory Laws, or has received any written communication from any applicable Governmental Body, customer, wholesaler/distributor, payor, or other third party alleging actual or potential material non-compliance with any applicable Healthcare Regulatory Laws, and there are no facts and circumstances that would reasonably be expected to form the basis for any such non-compliance. Each Acquired Corporation has established and maintained an operational health care compliance program with the necessary policies and procedures materially designed to support performance of their respective contractual and regulatory obligations that: (i) governs all employees and contractors, (ii) is consistent with the standards and guidance promulgated by the Department of Health and Human Services Office of Inspector General, the Department of Justice, the U.S. Federal Sentencing Guidelines for effective compliance programs, and the PhRMA Code, as applicable to the business of the Acquired Corporations, and (iii) addresses compliance with Healthcare Regulatory Laws.

(b)          The Acquired Corporations hold all material Regulatory Permits required for their business as currently conducted, each such Regulatory Permit is valid and in full force and effect, and since January 1, 2023, (i) have been in compliance with the terms and requirements of the material Regulatory Permits required for the business of the Acquired Corporations as currently conducted and no material violation of or default under any such Regulatory Permits has occurred and (ii) have not received any written notice by any applicable Governmental Body asserting any deficiency with respect to any such Regulatory Permits of the Acquired Corporations. No material limitation, adverse modification, revocation, withdrawal, cancellation, lapse, integrity review, suspension, or other adverse action against any such material Regulatory Permit is pending, under investigation, or, to the knowledge of the Company, threatened.

(c)          Since January 1, 2023, all material filings, declarations, listings, registrations, reports, submissions, records, notices, supplements, amendments, modifications, Regulatory Permits, Governmental Authorizations, and other pricing, product attribute, or other data required under applicable Healthcare Regulatory Laws to be filed, maintained, or furnished to the FDA, DEA, CMS, HRSA, VA or any other Governmental Body by the Acquired Corporations, including all adverse event reports, periodic and annual drug reports, all advertising and promotional materials, and all registrations and reports required to be filed with clinicaltrials.gov (“Healthcare Regulatory Filings”), in each case to the extent applicable to the business of the Acquired Corporations, have been so filed, maintained, or furnished and have been accurate and complete, to the best of the Acquired Corporations’ knowledge. All such Healthcare Regulatory Filings have been made available to Parent, were in material compliance with applicable Healthcare Regulatory Laws when filed (or were corrected or completed in a subsequent filing) and were made in good faith upon all information available to the Acquired Corporations at such time. No material deficiencies have been asserted in writing by any applicable Governmental Body with respect to any such Healthcare Regulatory Filings.

(d)          Since January 1, 2023, all products of the Acquired Corporations have been and are being designed, developed, researched, tested, manufactured, processed, stored, imported, exported, labeled, packaged, advertised, promoted, distributed, supplied, commercialized, offered for sale, sold, and marketed in material compliance with the Healthcare Regulatory Laws and applicable Regulatory Permits. Since January 1, 2023, no products of the Acquired Corporations have been (i) adulterated, misbranded, or prohibited from introduction into interstate commerce under applicable Healthcare Regulatory Laws, or (ii) been subject to any recall, field notification, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, serious adverse event report or other notice of action relating to an efficacy or safety concern or alleged lack of regulatory compliance and, in each case (i) and (ii), to the knowledge of the Company, there are no facts or circumstances that would be reasonably likely to result in such action or otherwise require a change in the labeling or the termination or suspension of the research, development, manufacturing or distribution of any products of the Acquired Corporations.

(e)          Since January 1, 2023, the clinical and nonclinical studies conducted by or on behalf of the Acquired Corporations have been and, if still pending, are being conducted in material compliance with all applicable Healthcare Regulatory Laws, including Good Laboratory Practices and Good Clinical Practices, and no such studies have been placed on clinical hold or terminated or suspended prior to completion. Since January 1, 2023, no Acquired Corporation has received any written notice, correspondence or other communication from the FDA, other Governmental Body, institutional review board or clinical investigator alleging a lack of material compliance with any Healthcare Regulatory Laws or requiring the termination, suspension or material modification of any clinical studies conducted by or on behalf of any Acquired Corporation. There have been no allegations of, or investigations into, research misconduct (i.e., falsification or fabrication of data or plagiarism) with respect to any nonclinical studies, tests or clinical trials conducted by or on behalf of the Acquired Corporations.

(f)          Since January 1, 2023, no Acquired Corporation, nor to the knowledge of the Company, any Person acting on its behalf with respect to any products of the Acquired Corporations, has received any Form FDA-483, notice of inspectional observations, warning letter, untitled letter or similar written correspondence from any Governmental Body alleging or asserting material noncompliance with any Healthcare Regulatory Laws or Regulatory Permits.

(g)          No Acquired Corporation nor any of their respective officers or employees, or, to the knowledge of the Company, agents has made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, failed to disclose a material fact required to be disclosed to the FDA or committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. As of the date of this Agreement, (i) no Acquired Corporation is the subject of any pending investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy; and (ii) no Acquired Corporation nor any of its officers, employees, or agents of the Company has been (A) charged with or convicted of any criminal offense relating to the delivery of an item or service under any Federal Health Care Program, (B) had a civil monetary penalty assessed against it, him, or her under 42 U.S.C. § 1320a-7a, (C) listed on the list of parties excluded from federal procurement programs and non-procurement programs as maintained in the Government Services Administration’s System for Award Management, (D) the subject of or the target of any current or, to the knowledge of the Company, potential investigation relating to any Federal Health Care Program-related offense, or (E) debarred, excluded, or suspended from participation in any Federal Health Care Program or engaged in any conduct that would reasonably be expected to result in debarment under 21 U.S.C. § 335a or exclusion under 42 U.S.C. § 1320a-7 or any similar Legal Requirement.

(h)          Neither the Acquired Corporations nor any of their respective officers, employees, or agents have offered or paid any remuneration (including any kickback, bribe, rebate, payoff, influence payment or inducement) directly or indirectly, overtly or covertly, in cash or in kind, to any Person to induce such Person (i) to refer an individual to a Person for the furnishing or arranging for the furnishing of any item or service in violation of any Healthcare Regulatory Law or (ii) to purchase, lease, order, arrange for, or recommend purchasing, leasing, ordering any good, facility, service, or item in violation of any Healthcare Regulatory Law.

(i)           No Acquired Corporation has submitted, or caused the submission of, any false or fraudulent claim to any third party in violation of any Healthcare Regulatory Law, or has retained the proceeds of any such false claim, or has received any notice from any third party for any such violation or any allegation of a billing or coding mistake, overpayment, false claim, or fraud relating to the services of the Acquired Corporations.

(j)           Since January 1, 2023, no Acquired Corporation is or has been a party to any corporate integrity agreements, deferred prosecution agreements, non-prosecution agreements, monitoring agreements, consent decrees, settlement Orders, certification of compliance agreements, or similar agreements with or imposed by any Governmental Body under applicable Healthcare Regulatory Laws.

(k)          Each Acquired Corporation is, and since January 1, 2023 has been, in compliance with all applicable Healthcare Regulatory Laws relating to product pricing and attribute reporting, price reporting, discounts, and rebates. The Acquired Corporations have timely submitted all required pricing and other product-related submissions and other material filings pertaining to government pricing and price reporting, including any updates, changes, corrections, amendments, restatements, supplements, or modifications to such filings, and any 340B refunds to covered entities, as required by Governmental Bodies or required pursuant to a Healthcare Regulatory Law, in each case to the extent applicable to the business of the Acquired Corporations, and such filings have been complete and accurate as of their respective filing dates (or were corrected or completed in a subsequent filing). Except as set forth on Section 3.12(k) of the Company Disclosure Schedule, no Acquired Corporation as of the date hereof has filed any restatements or issued any material refunds under any Federal Health Care Program pursuant to applicable Healthcare Regulatory Laws relating to product pricing and attribute reporting, price reporting, discounts, and rebates.

(l)           To the extent required, the Acquired Corporations (i) hold, and have held for all periods in which required, valid Medicaid Drug Rebate Program National Drug Rebate Agreements, 340B Pharmaceutical Pricing Agreements, VA and Federal Supply Schedule Master Agreements and Pharmaceutical Pricing Agreements, and the TRICARE Retail Refund Pricing Agreement, in each case to the extent applicable to the business of the Acquired Corporations, and (ii) are, and since January 1, 2023 have been, as applicable, in compliance with all such agreements, including, without limitation, provisions in such agreements pertaining to the timely and accurate submission of pricing data to Governmental Bodies.

(m)         No Acquired Corporation (i) acts as a “Covered Entity” or “Business Associate” as those terms are defined under HIPAA, (ii) uses, discloses, or otherwise processes protected health information (as defined under HIPAA) or other patient identifying information.

(n)          The Acquired Corporations have developed and implemented patient or product support activities, such as, but not limited to, free drug programs, co-pay assistance, and access and insurance reimbursement support, in compliance with all applicable Healthcare Regulatory Laws.

3.13       Certain Business Practices.

(a)          For the past five (5) years, no Acquired Corporation nor any of its officers, directors, or, to the knowledge of the Company, any of its employees or other Representatives (in each case, acting on behalf of such Acquired Corporation) has (i) used any funds (whether of an Acquired Corporation or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (iii) accepted any unlawful payments, (iv) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect, or (v) been party to any voluntary or directed disclosures or actual or threatened Legal Proceedings or enforcement actions, or otherwise received any written communication from a Governmental Body, relating to any of the foregoing (i) through (iv).

(b)          For the past five (5) years, for U.S. economic sanctions matters and otherwise, no Acquired Corporation nor any of its officers, directors, or, to the knowledge of the Company, any of its employees or other Representatives (in each case, acting on behalf of such Acquired Corporation) (i) is or has been a Restricted Party, (ii) has, directly or indirectly, engaged in any dealings or transactions with or for the benefit of any Restricted Party, (iii) has violated any Global Trade Laws, or (iv) has been party to any voluntary or directed disclosures or actual or threatened Legal Proceedings or enforcement actions, or otherwise received any written communication from a Governmental Body, relating to any of the foregoing (i) through (iii).

3.14       Governmental Authorizations. The Acquired Corporations hold, and since January 1, 2023 have held, all material Governmental Authorizations, including all material Regulatory Permits, necessary to enable the Acquired Corporations to conduct their business in the manner in which such business is currently being conducted. The Governmental Authorizations held by the Acquired Corporations are valid and in full force and effect. The Acquired Corporations are, and since January 1, 2023 have been, in material compliance with the terms and requirements of such Governmental Authorizations, and there are no facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of any such Governmental Authorizations. Section 3.14 of the Company Disclosure Schedule sets forth an accurate and complete list of all active state licenses that the Acquired Corporations have applied for and/or obtained, in each case as designated on the schedule, in connection with the sale of the Acquired Corporations’ products into the United States.

3.15       Tax Matters.

(a)          All income and other material Tax Returns required to be filed by or with respect to any Acquired Corporation with any Governmental Body (the “Company Returns”) have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes of each Acquired Corporation (whether or not shown to be due and payable on any such Tax Return) have been timely paid in full to the appropriate Governmental Body.

(b)          Each Acquired Corporation is, and at all times since its respective formation has been, treated as a corporation for U.S. federal, state and local income Tax purposes.

(c)          Each Acquired Corporation has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid to any employee, independent contractor, creditor, equityholder or other third party (and such Acquired Corporation has complied in all material respects with related reporting and recordkeeping requirements).

(d)           (i) There is no pending or ongoing Legal Proceeding concerning any material Tax liability of any Acquired Corporation and no proposals, assessments or deficiencies for any material Taxes of such Acquired Corporation are, to the knowledge of the Company, being asserted or threatened, in each case, which have not been resolved in full, and (ii) no unresolved written claim has been made by any Governmental Body in any jurisdiction where such Acquired Corporation does not file Tax Returns that such Acquired Corporation is or may be subject to Taxes in that jurisdiction, or may be required to file material Tax Returns in that jurisdiction. No Acquired Corporation has granted or requested an extension or waiver of the applicable period for assessment or review under applicable Legal Requirement with respect to any material Company Returns, which period has not expired (taking into account such extension or waiver).

(e)          For taxable years for which the applicable statute of limitations for an assessment of Taxes has not expired, no Acquired Corporation (i) has been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which is or was the Company or another Acquired Corporation), or (ii) has any material liability for the Taxes of any other Person (other than another Acquired Corporation) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. law), or as a transferee or successor or by contract (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business) or otherwise pursuant to any Legal Requirement.

(f)          There are no material Encumbrances with respect to Taxes upon any of the assets or properties of any Acquired Corporation, other than for Taxes not yet due and payable.

(g)          No Acquired Corporation has engaged in any transaction that is a “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations or any other transaction requiring disclosure under any similar provision of state, local or non-U.S. Legal Requirement.

(h)          No Acquired Corporation has been either a “distributing corporation” or a “controlled corporation” in a distribution occurring during the last two (2) years or otherwise as part of a plan or series of related transactions with the Transactions in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(i)           No Acquired Corporation has, or has ever had, a permanent establishment, or has ever engaged in a trade or business in any country other than the country of its organization, or is, or has ever been, subject to income Tax in a jurisdiction other than the country of its organization. The Acquired Corporations are, and have at all times been, a resident for Tax purposes only in the jurisdiction of their organization and have never been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement).

(j)           No Acquired Corporation is a party to or bound by, nor has obligation under, any material Tax allocation, sharing, indemnity or similar agreement or arrangement, other than any such agreement that will terminate before the Closing Date or pursuant to any agreement not primarily related to Taxes.

(k)          No Acquired Corporation is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period beginning after the Closing Date as a result of any: (i) change in method of accounting for any Tax period beginning on or after the Closing, including by reason of the application of Section 481 of the Code (or any corresponding or similar Legal Requirement) made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Legal Requirement) executed prior to the Closing; (iii) any intercompany transaction or excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any similar or corresponding provision of state, local or non-U.S. Legal Requirement) arising prior to the Closing; (iv) installment sale or open transaction made prior to the Closing; or (v) prepaid amount received or deferred revenue prior to the Closing outside the ordinary course of business.

(l)          No Acquired Corporation has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)          All related party transactions involving an Acquired Corporation have been conducted on arm’s length terms in material compliance with Section 482 of the Code, the Treasury Regulations promulgated thereunder, and any similar provision of state, local, or other non-U.S. applicable law. Each Acquired Corporation has maintained, in all material respects, all necessary documentation in connection with such related party transactions in accordance with Section 482 of the Code and the Treasury Regulations promulgated thereunder.

(n)          No Acquired Corporation is a party to any material Tax exemption, Tax holiday or other Tax reduction agreement or Order of a Governmental Body.

(o)          No private letter rulings, technical advice memoranda or similar agreements or rulings have been requested, entered into or issued by any Governmental Body with respect to any of the Acquired Corporations. No Acquired Corporation has entered into a voluntary disclosure agreement or similar program pending with any jurisdiction. No power of attorney related or attributable to Taxes that is currently in effect has been granted by any Acquired Corporation.

(p)          The Convertible Senior Notes are, and have at all times since issuance been, treated as indebtedness for U.S. federal income tax purposes. The Company has prepared and filed, and will continue to prepare and file, all tax returns and reports to the IRS and holders of the Convertible Senior Notes on a basis consistent with such treatment.

(q)          Since December 31, 2025, no Acquired Corporation has taken any of the actions set forth in Section 5.2(b)(xvi).

3.16       Employee Matters.

(a)          The Acquired Corporations are, and since January 1, 2023 have been, in material compliance with all applicable Legal Requirements respecting employment and employment practices and terms and conditions of employment, including wages and hours and the classification and compensation of employees and independent contractors. Since January 1, 2023, the Acquired Corporations have not incurred, and no circumstances exist under which the Acquired Corporations would reasonably be expected to incur, any material liability arising from the failure to pay wages (including overtime wages), the misclassification of employees as consultants or independent contractors, and/or the misclassification of employees as exempt from the requirements of the U.S. Fair Labor Standards Act or applicable state or foreign Legal Requirements.

(b)          No Acquired Corporation is a party to, bound by, or otherwise subject to, any collective bargaining agreement or other Contract with a Union, and no such Contract is being negotiated by any Acquired Corporation, and no employees of the Acquired Corporations are represented by any Union with respect to their employment with the Acquired Corporations. No notice, consent or consultation obligations with respect to any employees of any Acquired Corporation, or any Union, is a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.

(c)          Since January 1, 2023, there have been no labor strikes, lockouts, work slowdowns, work stoppages, unfair labor practice charges, petitions for recognition, labor organizing efforts or drives, handbilling or picketing pending or, to the knowledge of the Company, threatened against or affecting any Acquired Corporation, and there have been no such activities for the past five (5) years.

(d)          True and complete information as to the name, current job title and compensation (base salary and any bonus or commission opportunities for calendar year 2026) for all current employees of the Acquired Corporations has been provided to Parent, to the extent permitted under applicable Legal Requirements. No current executive or key employee of any of the Acquired Corporations or current group of employees of any of the Acquired Corporations (i) to the knowledge of the Company, has given notice of termination of employment or otherwise disclosed plans to terminate employment with any of the Acquired Corporations within the twelve (12) month period following the date hereof or (ii) is employed under a non-immigrant work visa or other work authorization that is limited in duration. No executive or key employee of any of the Acquired Corporations is or has been the subject of any sexual or other type of discrimination, harassment, or similar material misconduct allegations that could result in liability to the Acquired Corporations during his or her tenure at the applicable Acquired Corporation.

(e)          There is not, and since January 1, 2023 has not been, any Legal Proceeding pending (or, to the knowledge of the Company, threatened), (i) by or before any Governmental Body with respect to the Acquired Corporations concerning employment-related matters or (ii) brought against any of the Acquired Corporations by or on behalf of any current or former applicant, employee or independent contractor of the Acquired Corporations.

(f)          No Acquired Corporation has, since January 1, 2023, (i) taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of, or would otherwise trigger notice requirements or liability under, the WARN Act or (ii) been a party to a relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006).

(g)          All employees of the Acquired Corporations have the legal right to work in the jurisdiction in which they carry out their duties, and each of the Acquired Corporations have materially complied with all applicable immigration Legal Requirements in each applicable jurisdiction.

3.17       Benefit Plans.

(a)          Section 3.17(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Employee Plan (other than (i) any employment agreement for non-officer employees of the Acquired Corporations that does not provide for severance or notice entitlements exceeding thirty (30) days other than as may be required by applicable law; (ii) equity grant notices and related documentation with respect to employees of the Acquired Corporations; and (iii) agreements with individual consultants entered into in the ordinary course of business consistent with past practice, in each case, provided such agreements are on form provided to Parent that has been disclosed on Section 3.17(a) of the Company Disclosure Schedule).

(b)          With respect to each material Employee Plan, accurate and complete copies of the following have been made available to Parent, as applicable: (i) the current plan documents and all material amendments thereto (or, if not reduced to writing, a written summary of all material plan terms, including any contributions required to be made by any of the Acquired Corporations), (ii) the current summary plan descriptions (including any summary of material modifications), (iii) the most recent determination letter or opinion letter issued by the IRS, (iv) the most recent annual report on Form 5500, including all schedules and attachments, (v) any trust agreements, custodial agreements, insurance policies, administrative agreements, advisory agreements and similar Contract or funding arrangements, (vi) all Forms 1094-C for any member of the Acquired Corporations that served as an employing entity for 2024 and 2025, and (vii) any non-routine correspondence (including any applications or submissions under any voluntary correction programs) with any Governmental Body within the last six (6) years.

(c)          Each Employee Plan, including any associated trust or fund, was established and has been maintained, operated, funded and administered in all material respects in compliance with its terms and in compliance with all applicable Legal Requirements.

(d)          There is no pending or, to the knowledge of the Company, threatened Legal Proceeding or material claim with respect to any Employee Plan (other than routine claims for benefits), and to the knowledge of the Company, no fact or circumstance exists that would be reasonably likely to give rise to any such Legal Proceeding or material claim. No Employee Plan is, or within the last six (6) years has been, the subject of an examination or audit by a Governmental Body, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(e)          Section 3.17(a) of the Company Disclosure Schedule sets forth a list of each Non-U.S. Plan. There is no Non-U.S. Plan in the nature of a defined benefit plan for the benefit of any Person in, or subject to any Legal Requirements of, a jurisdiction outside the United States, and none of the Acquired Corporations has ever maintained, sponsored, contributed to, operated, or been required to contribute to any such defined benefit plan except as required by applicable Legal Requirements. Each Non-U.S. Plan (i) if intended to qualify for special Tax treatment under applicable Legal Requirements, satisfies all requirements to obtain such Tax treatment, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Legal Requirements, and (iii) has been maintained in compliance in all material respects with applicable Legal Requirements.

(f)          No Employee Plan is, and neither the Company nor any other Person that is considered a single employer with the Company under the Code or ERISA has ever maintained, sponsored, contributed to, or been required to contribute to, (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or any plan that is or was subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan”, each as defined in Section 4001 of ERISA, (ii) a “multiemployer plan”, as defined in Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code or Section 210 of ERISA, or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(g)          Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter from the IRS (or is the subject of a favorable opinion or advisory letter, if applicable) as to its qualified status under the Code upon which it can rely, each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the knowledge of the Company, there are no circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status or exemption or otherwise result in liability to the Acquired Corporations.

(h)          No Employee Plan obligates any Acquired Corporation to provide any current or former director, officer or employee (or any beneficiary or dependent thereof) any life insurance, medical, welfare, or health benefits after his or her termination of employment or service with the Acquired Corporations, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar applicable Legal Requirement, for which the recipient pays the full premiums.

(i)          No Person is entitled to any gross-up, make-whole, indemnification, reimbursement, or other additional payment from the Acquired Corporations in respect of any Tax or interest or penalty related thereto under Section 409A of the Code or Section 4999 of the Code.

(j)          Except as explicitly set forth in Section 2.8, neither the execution and delivery of this Agreement nor the consummation of the Transactions (including in combination with other events or circumstances) could (i) result in any payment or benefit (whether of compensation, termination, or severance pay or otherwise) becoming due to any current or former employee, director, officer, independent contractor or other individual service provider of the Acquired Corporations, (ii) cause or accelerate the time of payment, funding or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer or independent contractor of the Acquired Corporations, (iii) limit or restrict the right of the Acquired Corporations, Parent or any of their respective Affiliates to merge, amend or terminate any Employee Plan or any related Contract, (iv) result in any forgiveness of indebtedness of any current or former employee, director, officer, independent contractor, or other individual service provider of the Acquired Corporations, or (v) result in amounts payable or benefits provided to any employee, director, officer, independent contractor or other individual service provider of the Acquired Corporations to fail to be deductible for federal income Tax purposes by virtue of Section 280G of the Code.

3.18       Environmental Matters.

(a)          The Acquired Corporations are, and since January 1, 2020 have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their business, except as would not be material to the Acquired Corporations taken as a whole.

(b)          As of the date of this Agreement, there is no Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any Acquired Corporation or in respect of any Leased Real Property, except as would not be material to the Acquired Corporations taken as a whole.

(c)          Since January 1, 2020 through the date of this Agreement, except as would not be material to the Acquired Corporations taken as a whole, no Acquired Corporation has received any written notice, report or other information of or entered into any legally binding agreement, Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved material violations, liabilities or requirements on the part of any Acquired Corporation relating to or arising under Environmental Laws.

(d)          To the knowledge of the Company, there are, and since January 1, 2020 have been, no Hazardous Materials present or Releases on, at, under or from any property or facility currently or formerly owned, leased, operated or used by any Acquired Corporation, including the Leased Real Property, in a manner and concentration that would reasonably be expected to result in any material claim against or material liability of an Acquired Corporation under any Environmental Law.

(e)          No Acquired Corporation has assumed, undertaken, or otherwise become subject to any material liability of another Person relating to Environmental Laws.

3.19        Insurance. The Company has delivered or made available to Parent an accurate and complete copy of each material insurance policy relating to the business, assets and operations of the Acquired Corporations, which shall include the current policies of directors’ and officers’ insurance maintained by or for the benefit of the Acquired Corporations. The Acquired Corporations maintain insurance coverage in such amounts and covering such risks as are in accordance in all material respects with normal industry practice for companies of similar size and stage of development. To the knowledge of the Company, all such insurance policies are (i) in full force and effect, no notice of cancellation or material modification has been received (other than a notice in connection with ordinary renewals), (ii) all premiums due and payable in respect of such insurance policies have been paid, and (iii) there is no existing material default or event which, with the giving of notice or lapse of time or both, would constitute a material default, by any insured thereunder. As of the date of this Agreement, there is no claim pending under any of the Acquired Corporations’ insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies, and, to the knowledge of the Company, there are no facts, circumstances or events that would reasonably be expected to give rise to any such claim, except as would not be, or would not reasonably be expected to be, material to the Acquired Corporations taken as a whole.

3.20        Legal Proceedings; Orders.

(a)          There are no Legal Proceedings pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any Acquired Corporation or, to the knowledge of the Company, against any present or former officer, director or employee of an Acquired Corporation in such individual’s capacity as such.

(b)          To the knowledge of the Company, there is no material Order, writ, injunction or judgment to which an Acquired Corporation is subject that remains outstanding.

(c)          As of the date of this Agreement, no material investigation by any Governmental Body with respect to an Acquired Corporation is pending or has been threatened.

3.21       Authority; Binding Nature of Agreement. The Company and KalVista UK has the corporate power and authority to execute and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (b) declared it advisable to enter into this Agreement, (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (d) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (e) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, in each case on the terms and subject to the conditions of this Agreement. The board of directors of KalVista UK has approved the execution, delivery and performance by KalVista UK of this Agreement. The resolutions in the prior two sentences, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent as of the date of this Agreement. This Agreement has been duly executed and delivered by the Company and KalVista UK, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligation of the Company and KalVista UK and is enforceable against the Company and KalVista UK in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles. If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated hereby, no vote of the Company’s stockholders or any holder of Shares is necessary to authorize or adopt this Agreement or to consummate the Transactions.

3.22        Takeover Laws. Assuming the accuracy of the representations and warranties of Parent and Purchaser set forth in Section 4.8, the Board of Directors has taken all actions necessary or appropriate, and will take after the date hereof, all actions that may be necessary or appropriate so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of Directors under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions. To the knowledge of the Company, assuming the accuracy of the representations of Parent and Purchaser in Section 4.8, no other Takeover Law applies to this Agreement or to the consummation of the Offer, the Merger and the other Transactions.

3.23       Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the DGCL, the HSR Act, any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and Foreign Investment Laws (if any) or Takeover Laws, and the rules and regulations of the SEC and Nasdaq, and assuming the accuracy of the representations and warranties of Parent and Purchaser herein, the execution and delivery of this Agreement by the Company do not and the consummation of the Transactions will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational or governing documents) of any Acquired Corporation; (ii) cause a violation by any Acquired Corporation of any Legal Requirement or Order applicable to an Acquired Corporation, or to which an Acquired Corporation is subject; (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, increase in royalty or license fee, payment obligation, milestone acceleration, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which an Acquired Corporation is entitled under any provision of any Material Contract; or (iv) result in an Encumbrance (other than a Permitted Encumbrance) on any of the property or assets of any Acquired Corporation; except, in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Schedule 14D-9 and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, Takeover Laws, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and Foreign Investment Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, the Acquired Corporations are not required to give notice to, make any filing with, or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by the Company, or the consummation by the Company of the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and would not, or would not reasonably be expected to, materially impair, prevent or materially delay the Company’s ability to consummate the Transactions prior to the End Date on the terms set forth in this Agreement.

3.24       Opinion of Financial Advisor. The Board of Directors has received the oral opinion of Centerview Partners LLC, financial advisor to the Company, to be subsequently confirmed by delivery of a written opinion to the Board of Directors, that, as of the date of such opinion, and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth therein, the Offer Price or Merger Consideration per Share to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares or any Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes and on a non-reliance basis, a signed copy of such written opinion, it being expressly understood and agreed that such opinion is for the benefit of the Board of Directors and may not be relied upon by Parent or Purchaser.

3.25       Brokers and Other Advisors. Except for Centerview Partners LLC, no broker, finder, investment banker, financial advisor or other Person performing similar functions is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

3.26       No TID U.S. Business. None of the Acquired Corporations are a “TID U.S. Business”, as that term is defined at 31 C.F.R. § 800.248.

SECTION 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1         Due Organization. Each of Parent and Purchaser is a corporation or other Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; and (b) to own and use its assets in the manner in which its assets are currently owned and used, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.2         Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged, and prior to the Effective Time will not engage, in any business activities or conducted any operations other than as contemplated by this Agreement in connection with the Transactions and those incident to Purchaser’s formation. Either Parent or a wholly owned Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser, free and clear of all Encumbrances and transfer restrictions, except for Encumbrances or transfer restrictions of general applicability as may be provided under the Securities Act or applicable securities laws.

4.3         Authority; Binding Nature of Agreement. Parent and Purchaser each have the corporate power and authority to execute and deliver and perform their respective obligations under this Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Purchaser (which shall occur immediately following the execution of this Agreement). The board of directors of each of Parent and Purchaser have approved the execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation of the Transactions, including the Offer and the Merger. This Agreement has been duly executed and delivered by Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, KalVista UK or the Rights Agent (as the case may be), this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser and is enforceable against Parent and Purchaser in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.

4.4          Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and Foreign Investment Laws (if any), and the applicable rules and regulations of the SEC and Nasdaq, and subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Purchaser (which shall occur immediately following the execution of this Agreement), the execution and delivery of this Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other organizational or governing documents) of Parent or Purchaser; (ii) cause a violation by Parent or Purchaser of any Legal Requirement or Order applicable to Parent or Purchaser, or to which Parent or Purchaser are subject; or (iii) require any consent or notice under, conflict with, result in breach of, or constitute a default under (or an event that with notice or lapse of time or both would become a default), or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other adverse change of any right or obligation or the loss of any benefit to which Parent or Purchaser is entitled under any provision of any material Contract, except in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Except for the filing of the certificate of merger with the Secretary of State of the State of Delaware or as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), Takeover Laws, the DGCL, the HSR Act and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and Foreign Investment Laws (if any) and the applicable rules and regulations of the SEC and any national securities exchange, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to give notice to, make any filing with or obtain any Consent from any Governmental Body at any time prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Purchaser, or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

4.5          Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries, specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, (a) at the time such document is filed with the SEC, (b) at any time such document is amended or supplemented or (c) at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. For clarity, the representations and warranties in this Section 4.5 will not apply to, and neither Parent nor Purchaser makes any representation with respect to, statements or omissions included or incorporated by reference in the Offer Documents or the Schedule 14D-9 based upon information supplied to Parent by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.6         Absence of Litigation. As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served, against Parent or Purchaser, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing Order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any Order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

4.7         Funds. At the Effective Time, Parent will have (and will make available to Purchaser in a timely manner) immediately available funds in cash in an amount sufficient to carry out all of Parent and Purchaser’s obligations under this Agreement and to consummate the Transactions by payment in cash of the aggregate Offer Price payable following the Offer Acceptance Time, the aggregate Merger Consideration payable following the Effective Time and the aggregate amounts payable to holders of Company Equity Awards following the Effective Time pursuant to Section 2.8.

4.8         Ownership of Shares. Except as contemplated by this Agreement, neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares. Neither Parent nor Purchaser is, nor for the past three (3) years has been, an “interested stockholder” of the Company under Section 203(c) of the DGCL.

4.9          Acknowledgement by Parent and Purchaser.

(a)          Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the Transactions or the subject matter of this Agreement, express or implied, except for the representations and warranties expressly set forth in Section 3. Such representations and warranties by the Acquired Corporations constitute the sole and exclusive representations and warranties of the Acquired Corporations in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Acquired Corporations.

(b)          In connection with the due diligence investigation of the Acquired Corporations by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Company, the other Acquired Corporations and their respective Affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their respective businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and agree that Parent and Purchaser will have no claim against the Acquired Corporations, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect thereto except for any such representation or warranty expressly set forth in Section 3. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Acquired Corporations nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans except for any such representation or warranty expressly set forth in Section 3.

4.10        Brokers and Other Advisors. Except for Persons, if any, whose fees and expenses shall be paid by Parent or Purchaser, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Purchaser, or any of their respective Subsidiaries.

4.11        Stockholder and Management Arrangements. As of the date hereof, neither Parent nor Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement, the Offer or the Merger, (ii) the Company or (iii) the Surviving Corporation, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Offer Price in respect of such holder’s Shares, (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Offer, or (iii) any Person has agreed to provide, directly or indirectly, equity investment to Parent, Purchaser or the Company to finance any portion of the Offer or the Merger.

SECTION 5

CERTAIN COVENANTS OF THE COMPANY

5.1         Access and Investigation.

(a)          During the period from the execution and delivery of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause each Acquired Corporation and the respective Representatives of the Acquired Corporations to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case for any reasonable business purpose in furtherance of the consummation of the Offer and the Merger or any integration or restructuring planning; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Acquired Corporations and in such a manner as not to unreasonably interfere with the normal operation of the business of the Acquired Corporations. Nothing herein shall require any of the Acquired Corporations to disclose any information to Parent if such disclosure would, in the Company’s reasonable discretion and after notice to Parent (i) jeopardize any attorney-client or other legal privilege (so long as the Acquired Corporations have reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement (so long as the Acquired Corporations have reasonably cooperated with Parent to permit disclosure to the extent permitted by Legal Requirements) or (iii) contravene any Contract to which an Acquired Corporation is a party or by which an Acquired Corporation is bound (so long as the Acquired Corporations have reasonably cooperated with Parent to permit disclosure to the extent permitted by such Contract). Notwithstanding the foregoing, nothing in this Section 5.1 shall require an Acquired Corporation to disclose any information to Parent or Parent’s Representatives if such information relates to the applicable portions of the minutes of the meetings of the Board of Directors or any committee thereof (including any presentations or other materials prepared by or for the Board of Directors or such committee thereof) where the Board of Directors or committee thereof discussed (x) the Transactions, or any similar transaction involving an Acquired Corporation, (y) any Acquisition Proposal or (z) a Company Adverse Change Recommendation. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement.

(b)          (i)          Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such Party from any Governmental Body in connection with this Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any Party’s knowledge, threatened in writing against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction.

(ii)         The Company shall give prompt notice to Parent of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Material Adverse Effect, and Parent shall give prompt notice to the Company of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Parent Material Adverse Effect.

(iii)         For the avoidance of doubt, the delivery of any notice pursuant to this Section 5.1(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party. The failure to deliver any such notice shall not cause any Offer Condition or any of the conditions set forth in Section 6 to fail to be satisfied or give rise to any right to terminate under Section 8.

(iv)         Schedule of Company Registered IP Action Items. Without limiting any of the provisions of Section 5.1(a) or Section 5.1(b), during the Pre-Closing Period, the Company shall promptly provide, at Parent’s request, a schedule (in a form reasonably acceptable to Parent) setting forth all action items that, to the knowledge of an Acquired Corporation, are due in respect of any Exclusively Licensed IP for which the Company controls prosecution and maintenance thereof or Company Registered IP within the one hundred eighty (180)-day period following the date of such request, including any filings or payments due to Governmental Bodies as appropriate to prosecute, preserve, maintain and protect the Company Registered IP and such Exclusively Licensed IP.

5.2         Operation of the Acquired Corporations’ Business. During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (z) as set forth in Section 5.2 of the Company Disclosure Schedule:

(a)          the Company and KalVista UK shall, and the Company shall cause each Acquired Corporation to, conduct its business in the ordinary course consistent with past practice in all material respects; and

(b)          the Company and KalVista UK shall not, and the Company shall cause each Acquired Corporation not to:

(i)          (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests, or (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares or its equity interests, other than: (1) repurchases of Shares outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Shares held by a director, officer, employee or independent contractor of the Acquired Corporations only upon termination of such Person’s employment or engagement by the Company; (2) repurchases or forfeitures of Company Equity Awards (or Shares issued upon the exercise, vesting or forfeiture thereof) outstanding on the date hereof in accordance with their terms as in effect on the date hereof; (3) settlements in cash (in whole or in part) or conversion of any of the Convertible Senior Notes in accordance with their terms as of the date hereof; (4) in connection with the exercise, cancellation or conversion of Company Warrants in accordance with their terms as of the date hereof; (5) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to Company Equity Awards outstanding on the date hereof to the extent required by their terms as in effect on the date hereof or (6) among Acquired Corporations;

(ii)         split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;

(iii)        sell, issue, grant, deliver, pledge, transfer, encumber, dispose of or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities, restricted stock unit, stock appreciation rights, incentive award measured based on the Shares or similar equity or equity-based awards with respect to any Acquired Corporation or right to acquire any capital stock, voting securities, equity interest or other security, or (C) any instrument convertible into or exchangeable for or settled in any capital stock, voting securities, equity interest or other security (except (x) that the Company may issue Shares as required to be issued upon the exercise or vesting (as the case may be) of the Company Equity Awards or Company Warrants, in each case as outstanding on the date hereof in accordance with their terms in effect on the date hereof, or issuable to participants in the Company ESPP in accordance with the terms thereof in effect on the date hereof, or upon conversion of the Convertible Senior Notes, in each case, that are outstanding as of the date hereof (or in the case of the ESPP, made pursuant to elections in effect on the date hereof); (y) that the Company may issue Company Warrants to the extent required in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv); or (z) with respect to sales, grants, pledges, transfers or encumbrances (or authorizations with respect to any of the foregoing)) constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv);

(iv)        except as required under any Employee Plan that has been disclosed on Section 3.17(a) of the Company Disclosure Schedule, (A) increase any benefits or increase the compensation payable or paid, whether conditionally or otherwise, to any current or former employee, director, officer or independent contractor of the Acquired Corporations other than in connection with increases in base salaries and target bonus opportunities in connection with promotions as permitted under Section 5.2(b)(v), provided that such increases are in the ordinary course of business and consistent with past practice, (B) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof), other than the renewals of broad-based Employee Plans in the ordinary course of business consistent with past practice if the cost related to such renewal is not material or with respect to the entry into offer letters or promotion letters on the Company’s standard form that do not provide for severance or other termination-related entitlements in connection with any hire, promotion, engagement, or termination not otherwise prohibited by Section 5.2(b)(v), (C) grant any bonus, deferred compensation, severance or termination pay or benefit or grant any equity or equity-based awards to any employee, director, officer, or independent contractor of the Acquired Corporations, or (D) take any action, or grant any right, to accelerate the vesting under any Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date hereof);

(v)         hire, promote, engage or terminate (other than a termination for cause) the employment or engagement of any employee or independent contractor who earns or will earn (or prior to such termination, did earn) annual base compensation in excess of $200,000;

(vi)        engage in any broad-based written or oral discussions or communications with any employee, director, officer, or independent contractor of the Acquired Corporations regarding post-Closing compensation and benefits;

(vii)       take any action that would constitute a “mass layoff” or “plant closing” within the meaning of, or would otherwise trigger notice requirements or liability under, the WARN Act;

(viii)      terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any applicable material Governmental Authorization owned or controlled by any Acquired Corporation;

(ix)        amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational or governing documents;

(x)         form any Subsidiary, acquire any equity or voting interest in any other Entity or enter into any joint venture, or clinical or commercial collaboration agreement or any other material collaboration, license, development, partnership, limited liability company, strategic alliance, material research, commercialization or similar material arrangement or trigger or exercise any right of first negotiation or right of first refusal under any collaboration, license or development agreement or similar arrangement;

(xi)        make or authorize any capital expenditure in excess of $50,000 in the aggregate;

(xii)       acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse, transfer or assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material tangible asset or property (except (A) in the ordinary course of business consistent with past practice, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) capital expenditures permitted by Section 5.2(b)(xi), (D) transactions among Acquired Corporations, (E) with respect to pledges, sales or other dispositions constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv) or (F) pursuant to Contracts, to which an Acquired Corporation is a party, made available to Parent and in effect prior to the date of this Agreement);

(xiii)      acquire, lease, license, sublicense, pledge, encumber, sell or otherwise dispose of, or abandon or permit to lapse, or transfer or assign any item of Company IP, nor disclose any Trade Secrets to a third Person other than pursuant to a written confidentiality agreement (except (A) in the ordinary course of business consistent with past practice  (including entering into Standard IP Contracts or Permitted Encumbrances)), (B) abandoning or permitting to lapse any Company Registered IP at the end of its statutory term or otherwise in the ordinary course of business consistent with past practice, or (C) transactions among Acquired Corporations);

(xiv)       lend money or make capital contributions or advances to or make investments in, any Person, or incur, assume or guarantee or otherwise become contractually liable for any material Indebtedness for borrowed money (except for (A) advances to directors, employees, consultants and other third parties involved in the sales, marketing and distribution of Company products for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto; (B) advances of expenses as required under the Company’s certificate of incorporation or bylaws or any Contract made available to Parent; (C) surety bonds, letters of credit or similar instruments issued in the ordinary course of business consistent with past practice and (D) Indebtedness in an aggregate principal amount not to exceed $100,000);

(xv)       (A) amend or modify or breach in any material respect, or voluntarily terminate, any Material Contract (but excluding the amendment or modification of any statement of work, purchase order or ancillary agreement or documentation issued under an existing Material Contract, not in excess of $100,000 individually), (B) enter into any Contract which would have been a Material Contract if such Contract was outstanding as of the execution and delivery of this Agreement (but excluding the entry into any statement of work, purchase order or ancillary agreement or documentation issued under an existing Material Contract, not in excess of $100,000 individually), in each case of clauses (A) and (B), except in the ordinary course of business consistent with past practice or as otherwise permitted by Section 5.2(b), or (C) amend, modify, breach in any respect, or terminate, that certain Material Contract identified on Section 5.2(b)(xv)(C) of the Company Disclosure Schedule;

(xvi)      (A) change any income or other material method of Tax accounting or any Tax accounting period; (B) make (except in the ordinary course of business), change or revoke any income or other material Tax election; (C) file an amended income or other material Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any income or other material Taxes; (E) settle, compromise or consent to any income or other material Tax claim or assessment or surrender a right to a material Tax refund; (F) waive or extend the statute of limitations with respect to any Tax or Tax Return, other than any automatically granted extension obtained to file Tax Returns or in connection with any pending Tax claim or proceeding; or (G) take any action that will cause a change in the (x) U.S. federal (and applicable state or local) income Tax classification or (y) Tax residency, in each case, of any Acquired Corporation from its classification or residency, as applicable, as of the date hereof;

(xvii)     commence any Legal Proceeding or settle, release or waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Acquired Corporation, other than: (A) any settlement that involves a Tax claim or assessment which is exclusively governed by clause (xvi) above; (B) any settlement or compromise with any Governmental Body where (1) the amount paid does not exceed $50,000 in the aggregate, (2) such settlement or compromise does not impose any non-monetary restrictions or obligations that are material to the Acquired Corporations, taken as a whole, and (3) such settlement does not involve any finding or admission of any violation of Legal Requirements or admission of any wrongdoing by any Acquired Corporation; (C) any settlement or compromise that relates to Intellectual Property Rights where (1) the amount paid does not exceed $50,000 in the aggregate, (2) such settlement or compromise does not impose any non-monetary restrictions or obligations that are material to the Acquired Corporations, taken as a whole, and (3) such settlement does not involve any finding or admission of any violation of Legal Requirements or admission of any wrongdoing by any Acquired Corporation; (D) any other settlement or compromise that (1) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $100,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation) or (2) results in no monetary or other material non-monetary obligation of any Acquired Corporation; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by the stockholders of the Company against the Company and/or its directors relating to the Transactions or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 2.7 or Section 6.5, as applicable;

(xviii)    enter into any collective bargaining agreement or other Contract with any Union;

(xix)       adopt or implement any stockholder rights plan or similar arrangement;

(xx)       adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or

(xxi)      authorize any of, or agree or commit to take, any of the actions described in the foregoing clauses (i) through (xx) of this Section 5.2(b).

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Offer Acceptance Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its, if applicable, Subsidiaries’ respective operations.

5.3         No Solicitation.

(a)          For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with this Section 5.3.

(b)          Except as permitted by this Section 5.3, during the Pre-Closing Period, the Company shall (and shall cause each Acquired Corporation to) not, and shall use reasonable best efforts to cause their respective Representatives not to, directly or indirectly (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or (iv) resolve or agree to do any of the foregoing, unless in the case of clause (iii), the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. As promptly as reasonably practicable following the date hereof (and in any event within one (1) business day following the date hereof), the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent and Parent’s Representatives) that has, within the one (1)-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal.

(c)          Notwithstanding anything in this Agreement to the contrary, if at any time after the execution and delivery of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives a bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed after the execution and delivery of this Agreement, and did not, directly or indirectly, result from any material breach of this Section 5.3, and the Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (i) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal and the Representatives of such Person or group of Persons; provided that the Company shall as promptly as practicable (and in any event within twenty-four (24) hours) provide to Parent any non-public information concerning the Acquired Corporations that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal and the Representatives of such Person or group of Persons; provided, however, that in the case of clauses (i) and (ii), that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person after the date of this Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Board of Directors as provided for above.

(d)          During the Pre-Closing Period, the Company shall (i) promptly (and in any event within twenty-four (24) hours) notify Parent in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Corporation and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto, to the extent such documents are provided to the Company in connection with such Acquisition Proposal) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes to the terms thereof) on a prompt basis (and in any event within twenty-four (24) hours of any request by Parent for an update as to the status of any such material development, discussion or negotiation).

(e)          Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act, or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, however, that the Board of Directors shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.1(b).

SECTION 6

ADDITIONAL COVENANTS OF THE PARTIES

6.1         Company Board Recommendation.

(a)          Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors nor any committee thereof shall (i)(A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (C) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date), (D) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date) or (E) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to any Acquisition Proposal, or Contract that would require, or would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b)          Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of this Section 6.1:

(i)          if any Acquired Corporation has received a bona fide written Acquisition Proposal, which was made after the date of this Agreement, from any Person that has not been withdrawn and after consultation with outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Board of Directors may make a Company Adverse Change Recommendation, or (y) provided that the Company and its Subsidiaries are not in breach of Section 5.3 and subject to the other provisions of Section 8.1(e), the Company may terminate this Agreement pursuant to Section 8.1(e) to enter into a Specified Agreement with respect to such Superior Offer, in each case under (x) or (y), only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminating this Agreement pursuant to Section 8.1(e) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice, and the delivery thereof, shall not constitute a Company Adverse Change Recommendation or termination) and, if desired by Parent, during such four (4)-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal, to the extent proposed by Parent, so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal in accordance with Section 5.3(d), as well as a copy of any acquisition agreement with respect to such Acquisition Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to the Company, a written summary of the material terms thereof), (2) the Company shall have given Parent the four (4)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act, taking and disclosing a position or otherwise making any disclosure as is required under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or otherwise complying with applicable Legal Requirements shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and shall require a new Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days; and

(ii)          other than in connection with an Acquisition Proposal, the Board of Directors may make a Company Adverse Change Recommendation only in respect of an Intervening Event only if: (A) the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such four (4)-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the four (4)-business day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Board of Directors to the Company’s stockholders under applicable Legal Requirements. The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Intervening Event specified by the Company pursuant to clause (C)(1) above and require a new Determination Notice (provided, however, that for the purposes of such subsequent Determination Notice, all references to “four (4) business days” shall be deemed to be “two (2) business days”).

6.2         Filings, Consents and Approvals.

(a)          The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws and Foreign Investment Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws and Foreign Investment Laws. Notwithstanding the foregoing, Parent and its Affiliates shall not have an obligation to propose, negotiate, commit to and consent to any divestiture, sale, disposition, hold separate Order or other structural or conduct relief, or other operational undertakings, in order to obtain clearance from any Governmental Body.

(b)          Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) business days after the date hereof, make an appropriate filing of all notification and report forms as required by the HSR Act with respect to the Transactions and (ii) promptly, but in no event later than fifteen (15) business days after the date hereof, prepare and make, any other filings, notifications or other Consents that are required to be made with, or obtained from, any other Governmental Bodies under applicable Antitrust Laws and Foreign Investment Laws in connection with the Transactions. The Company shall cooperate with, and promptly provide, Parent with all the information and documents reasonably required by Parent for the purpose of making such filings.

(c)          The Parties shall jointly control the overall strategy with respect to the Transactions under Antitrust Laws and Foreign Investment Laws, including the right to determine the strategy and timing for any such filings, submissions, communications and meetings and each Party shall consider in good faith the views of the other Party, and keep the other Party informed of the status of such matters. Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party shall (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws and Foreign Investment Laws, (ii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of, and wherever practicable give the other Parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “Transaction-Related Documents” and “Plans and Reports” as those terms are used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted)), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other party reasonable advance notice of, and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding. Notwithstanding anything to the contrary in this Section 6.2, the Parties may redact materials provided to one another (A) to remove competitively sensitive information or information concerning valuation; (B) as necessary to comply with Legal Requirements and Contracts; and (C) as necessary to address reasonable attorney-client privilege or other privilege or confidentiality concerns.

(d)          During the Pre-Closing Period, the Company undertakes that it shall not (and shall cause its Affiliates not to) enter into any transactions (whether by way of asset purchase, equity purchase, merger, or otherwise) which would reasonably be expected to materially delay, or materially reduce the likelihood of obtaining, approval of any Governmental Body of the Transactions, pursuant to any Antitrust Laws.

6.3         Employee Benefits.

(a)          For a period of one (1) year following the Closing Date, Parent shall provide, or cause to be provided, to each employee of an Acquired Corporation who is employed by an Acquired Corporation as of immediately prior to the Closing Date and who continues to be employed by the Surviving Corporation (or any Affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s Affiliates) during such one (1)-year period (each, a “Continuing Employee”) with (i) a base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities that, in the aggregate, are at least equal to the base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities provided to such Continuing Employee immediately prior to the Closing Date and (ii) broad-based employee benefits (excluding any change-in-control or transaction-based payments, long-term incentives, nonqualified deferred compensation, severance, retention, equity or equity-based compensation, defined benefit plans, and post-retirement or retiree medical or retiree welfare benefits (the “Excluded Benefits”)) that are no less favorable in the aggregate to, at the discretion of Parent, the employee benefits (other than the Excluded Benefits) provided (A) by an Acquired Corporation to such Continuing Employee immediately prior to the Closing Date or (B) by Parent or its Affiliates (other than, following the Closing, the Surviving Corporation and its Subsidiaries) to similarly situated employees of Parent or its Affiliates.

(b)          For the one (1)-year period following the Closing Date, Parent shall, or shall cause its applicable Affiliate (including, following the Closing, the Surviving Corporation and its Subsidiaries) to, provide each Continuing Employee with severance benefits that are no less favorable than, at the discretion of Parent, (i) the severance benefits made available to such Continuing Employee immediately prior to the Closing Date and set forth on Section 6.3(b) of the Company Disclosure Schedule or (ii) the severance benefits provided to similarly situated employees of Parent or any of its Affiliates.

(c)          Parent shall, or shall cause the Surviving Corporation or its Subsidiaries to, give each Continuing Employee full credit for such Continuing Employee’s service with the Company and its Subsidiaries (and any Affiliates or predecessors thereto) for vesting, future paid time off accruals and eligibility purposes (but not for benefit accrual purposes) under the broad-based benefit plans maintained by Parent or any of its Affiliates (including the Surviving Corporation and its Subsidiaries, the “Parent Employee Plans”) in which the Continuing Employee participates following Closing to the same extent recognized by the Company or its Subsidiaries immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.

(d)          Following the Closing Date, with respect to any Parent Employee Plans providing for health or welfare benefits in which Continuing Employees are eligible to participate, Parent or an Affiliate of Parent shall, until the earlier of (x) the end of the calendar year in which the Closing Date occurs or (y) the end of the applicable benefit plan year in which Closing occurs, use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health and welfare benefits in which Continuing Employees are eligible to participate following the Closing Date to the same extent as such preexisting condition limitations are waived for similarly situated employees of Parent, (ii) honor and credit any deductible, co-payment and out-of-pocket expenses incurred by the Continuing Employees and their eligible dependents under the health and welfare plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing Date, in each case to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Closing Date and to the same extent as such terms and conditions apply to similarly situated employees of Parent.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.3 will not be deemed to: (i) create any rights to continued employment or service or guarantee employment for any period of time with Parent, the Company or any of their respective Affiliates, or preclude the ability of Parent, Company or any of their respective Affiliates to terminate the employment or service of any employee or any other Person; (ii) create, terminate, modify, or amend any Employee Plan or any other benefit or compensation plan, program, agreement or arrangement, or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify, or terminate any benefit or compensation plan, program, policy, contract, agreement or arrangement; (iii) alter or limit the ability of Parent or the Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights in any employee or any other Person (or beneficiary or dependent thereof).

6.4          Indemnification of Officers and Directors.

(a)          For a period of six (6) years from the Effective Time, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and shall cause each Acquired Corporation to) perform their obligations thereunder. Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Corporations in effect on the date of this Agreement or any indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of this Agreement and set forth on the Company Disclosure Schedule, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including this Agreement and the Transactions and actions contemplated hereby), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements; provided, however, that neither Parent nor the Surviving Corporation nor any of their respective Subsidiaries shall be obligated to indemnify or hold harmless any Indemnified Person in connection with any claim, action, suit or proceeding arising out of or resulting from fraud, intentional misconduct or knowing violation of law by such Indemnified Person; provided, further, that the foregoing exceptions shall not limit or affect the obligation of Parent or the Surviving Corporation to advance expenses pursuant to clause (x) of this Section 6.4(a). In the event of any such claim, action, suit or proceeding, (x) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence and (y) Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, reasonably cooperate in the defense of any such matter. Parent and the Surviving Corporation shall have the right (but not the obligation) to assume the defense of any claim, action, suit, or proceeding for which indemnification is sought under this Section 6.4(a), with counsel reasonably satisfactory to the Indemnified Person, except to the extent otherwise provided in an indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of this Agreement and set forth on the Company Disclosure Schedule. If Parent assumes such defense, the Indemnified Person shall not be entitled to retain separate counsel at the expense of Parent or the Surviving Corporation, unless (a) Parent agrees in writing to pay such fees, (b) the Indemnified Person has been advised by counsel that there is an actual conflict of interest between the Indemnified Person and Parent in the conduct of the defense, or (c) Parent fails to diligently pursue the defense after assuming it.

(b)          For a period of six (6) years from and after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.4(b) it shall obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Effective Time the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(c)          In the event that any Acquired Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Acquired Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of such Acquired Corporation assume the obligations set forth in this Section 6.4.

(d)          The provisions of this Section 6.4 (i) shall survive the Offer Acceptance Time and the Effective Time, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his or her heirs, successors, assigns and representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.5         Stockholder Litigation. The Company shall notify Parent in writing within twenty-four (24) hours after becoming aware of any litigation commenced or threatened in writing against the Company and/or its directors or officers relating to the Transactions. The Company shall give Parent the (a) opportunity to participate in the defense of any such litigation, (b) right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors or officers relating to the Transactions (and shall give due consideration to Parent’s comments and other advice in respect to such litigation), and (c) the right to consult on any settlement with respect to such litigation, and the Company shall in good faith take such comments into account. No such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that in no event shall Parent be required to consent to any such settlement that does not provide for the unconditional release of Parent, its Affiliates and Representatives and all Persons entitled to indemnification by Parent or the Company, in each case from any liability in connection with such litigation; provided further, that the Company shall otherwise control the defense and the disclosure of information in connection therewith shall be subject to the provisions of Section 5.1, including regarding attorney-client privilege or other applicable legal privilege.

6.6         Additional Agreements.

(a)          Subject to the terms, limitations and conditions of this Agreement, including Section 6.2(a), Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms, limitations and conditions of this Agreement, each Party to this Agreement shall use reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party.

(b)          Prior to the Closing, the Acquired Corporations shall take the actions set forth on Section 6.6(b) of the Company Disclosure Schedule.

6.7          Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party and consulting with the other Party with respect to the content thereof, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.8         Takeover Laws. If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent, Purchaser and the Company and the members of their respective boards of directors shall use their respective reasonable best efforts, subject in the case of Parent and Purchaser to the limitations set forth in Section 6.2, to grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

6.9         Section 16 Matters. The Company, and the Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Equity Awards in the Merger by any officer or director of the Company who is subject to Section 16 of the Exchange Act intended to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.10        Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Board of Directors will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Acquired Corporations that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

6.11        Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time. If the Surviving Corporation is reasonably likely to be required to file any reports in accordance with the Exchange Act during the period between the Closing and the date a Form 15 is filed (the “Delisting Period”), the Company will deliver to Parent at least five (5) business days prior to the Closing a substantially final draft of any such reports reasonably likely to be required to be filed during the Delisting Period (“Post-Closing SEC Reports”). The Post-Closing SEC Reports provided by the Company in accordance with this Section 6.11 will (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable Legal Requirements.

6.12       Notices to Holders of Company Warrants. During the Pre-Closing Period, the Company shall deliver any notices required in connection with the Transactions under the terms of any outstanding Company Warrants to the holders thereof, and the Company shall provide Parent with a reasonable opportunity to review and comment on such notices and will give reasonable and good faith consideration to any comments provided by Parent to such notices.

6.13        Treatment of Convertible Senior Notes.

(a)          Prior to the Effective Time, the Company shall use reasonable best efforts to take all actions as may be required in accordance with, and subject to the terms of, the applicable provisions of the Convertible Senior Notes Indenture, including the giving of the notices required by the Convertible Senior Notes Indenture in connection with the Transactions.

(b)          The Company shall use its reasonable best efforts to (i) execute and deliver any supplemental indentures required in connection with the Transactions and the consummation thereof to be executed and delivered to the Trustee (as defined in the Convertible Senior Notes Indenture) at or prior to the Effective Time under the Convertible Senior Notes Indenture and (ii) cause to be executed and delivered to the Trustee an officer’s certificate and an opinion of counsel (as such terms are defined in the Convertible Senior Notes Indenture) and any other related documentation required by the Convertible Senior Notes Indenture in connection with such supplemental indenture; provided that opinions of counsel required by the Convertible Senior Notes Indenture, as may be necessary to comply with all of the terms and conditions of the Convertible Senior Notes Indenture in connection with the Transactions shall be delivered by Parent and its counsel to the extent required to be delivered on or after the Effective Time.

(c)          As promptly as practicable following the date hereof and otherwise as reasonably requested by Parent, the Company shall provide Parent with the position listing of the Convertible Senior Notes, including the number of record holders.

(d)          Parent shall be given a reasonable opportunity to review any notice, announcement, certificate or legal opinion before such document is provided to the Trustee under the Convertible Senior Notes Indenture prior to the Effective Time, and the Company shall in good faith consider any comments made by Parent.

(e)          The Company shall not make any settlement election under or make any change to the terms of the Convertible Senior Notes Indenture or take any action that would result in a change to the Conversion Rate (as defined in the Convertible Senior Notes Indenture), in each case, without the prior written consent of Parent.

(f)          Notwithstanding anything to the contrary in the foregoing, none of the Acquired Corporations shall be required to agree to any term or take any action in connection with its obligations under this Section 6.13 that is not conditioned upon consummation of the Transactions.

6.14       Financing Assistance.

(a)          Subject to applicable Legal Requirements, during the Pre-Closing Period, the Company shall, and shall cause each Acquired Corporation to, and shall use reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with arranging, obtaining or syndicating third-party debt financing (if any) by Parent or any of its wholly owned Subsidiaries, the proceeds of which are intended to be used to consummate the Transactions (the “Debt Financing”); provided that neither the Company nor any Acquired Corporation nor any of their respective Representatives shall be required to: (A) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive Orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to the Company; (B) provide any guarantees or grant any security interests on any of their equity interests or assets or otherwise become subject to any Encumbrance prior to the Effective Time; (C) take any action that would reasonably be expected to (i) give rise to a breach of any provision of their organizational documents or any representation, warranty, or covenant in this Agreement or the failure of any condition to Closing set forth in Annex I to be satisfied or (ii) conflict with, violate or result in a breach of or give rise to any right of termination or cancellation under any Material Contract; (D) incur any expense or liability that is not promptly reimbursed by Parent upon written request by the Company; or (E) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the Debt Financing prior to the Effective Time.

(b)          All confidential information provided by the Company, any Acquired Corporation, or their respective Representatives pursuant to this Section 6.14 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information as applicable to any number of Financing Parties as would be reasonable and customary in connection with the Debt Financing; provided, that such Financing Parties shall have agreed in writing that all confidential information shared with Financing Parties shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement. Parent shall indemnify and hold harmless the Company, the Acquired Corporations, and their respective Representatives from and against any and all losses, claims, damages, liabilities, and reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof)) suffered or incurred in connection with any action taken by the Company, the Acquired Corporations, or their respective Representatives pursuant to this Section 6.14 (other than the use of any information provided by Company, any of Acquired Corporations or any of its or their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Transactions are consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys’ fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arise out of or result from the willful misconduct of the Company or the Acquired Corporations in fulfilling their obligations pursuant to this Section 6.14.

(c)          Notwithstanding anything to the contrary in this Agreement, the condition set forth in Annex I, clause (c), as it applies to the obligations of the Company under this Section 6.14, will be deemed to be satisfied unless the Debt Financing is not obtained and the Company’s willful and material breach of its obligations under this Section 6.14 was the primary cause of the failure of the Debt Financing to be obtained.

SECTION 7

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable Legal Requirement, waiver as of the Closing of each of the following conditions:

7.1         No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction in a jurisdiction where either Parent and its Affiliates or the Acquired Corporations operate their respective businesses or own any material assets (a “Specified Governmental Body”) and remain in effect any temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Specified Governmental Body which prohibits or makes illegal the consummation of the Merger.

7.2         Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8

TERMINATION

8.1         Termination. This Agreement may be terminated prior to the Effective Time:

(a)          by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b)          by either Parent or the Company, at any time prior to the Offer Acceptance Time, if the Closing shall not have occurred on or prior to midnight Eastern Time, on October 29, 2026 (such date and time, the “End Date”); provided, however, that in the case of this Section 8.1(b), (x) if on the End Date all of the conditions set forth in Annex I, other than clause (e) or (g) (solely in respect of the HSR Act, other Antitrust laws and Foreign Investment Laws) set forth in Annex I shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of 90 days (and all references to the End Date herein and in Annex I shall be as so extended); and (y) the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the Offer not being consummated by such date;

(c)          by either Parent or the Company if a Specified Governmental Body of competent jurisdiction shall have issued an Order or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which Order or other action shall be final and nonappealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any Party whose material breach of this Agreement has caused or resulted in the issuance of such final and nonappealable Order or other action or to any Party that has failed to use its reasonable best efforts as required by Sections 6.2 and 6.6 to remove such Order or other action;

(d)          by Parent at any time prior to the Offer Acceptance Time, if: (i) the Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; or (ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer;

(e)          by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Board of Directors shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided, however, that (i) the Company shall not have violated Section 5.3, (ii) the Company and the Board of Directors shall have complied with Section 6.1(b) and (iii) the Company shall have paid, or caused to be paid, the Termination Fee immediately before or simultaneously with and as a condition to such termination;

(f)          by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clause (b) or (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(g);

(g)          by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case, if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or, if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder which breach would give rise to a failure of a condition set forth in clause (b) or (c) of Annex I (if such condition were tested as of the date of such breach instead of as of the Offer Acceptance Time); or

(h)          by the Company (i) if following the expiration of the Offer, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h) or (ii) if following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with Section 1.1(h).

8.2         Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates following any such termination; provided, however, that (a) the final two sentences of Section 1.1(d), the final sentence of Section 1.2(b), the final sentence of Section 5.1(a), this Section 8.2, Section 8.3, Section 9 (other than Section 9.5(b)) and, solely to the extent applicable to the foregoing provisions, any definitions in Exhibit A or elsewhere in this Agreement shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c) except as otherwise provided in Section 8.3, no such termination shall relieve any Party of any liability or damages (which, in the case of liabilities or damages payable by Parent and Purchaser may include, to the fullest extent permitted by Section 261(a)(1) of the DGCL, amounts representing, or based on the loss of, any premium or other economic entitlement the Company’s stockholders would be entitled to receive under this Agreement if the Closing were to occur in accordance with the terms of this Agreement, which shall be deemed in such event to be damages of the Company), resulting from any Fraud or willful and material breach of this Agreement prior to such termination.

8.3         Expenses; Termination Fees.

(a)          Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)          In the event that:

(i)          this Agreement is terminated by the Company pursuant to Section 8.1(e);

(ii)         this Agreement is terminated by Parent pursuant to Section 8.1(d); or

(iii)        each of the following clauses (A), (B) and (C) are satisfied: (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating this Agreement pursuant to proviso (y) to Section 8.1(b)) or by Parent pursuant to Section 8.1(f), (B) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or such Acquisition Proposal has otherwise been communicated to the Board of Directors or the Company’s stockholders, after the date hereof and prior to such termination and such Acquisition Proposal has not been publicly withdrawn prior to such termination and (C) within twelve (12) months of such termination, the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal with such Person; provided that for purposes of clauses (B) and (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under clause (i), (ii) or (iii) of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the case of Section 8.3(b)(ii), within three (3) business days after such termination or (z) in the case of Section 8.3(b)(iii), on the date that the Acquisition Proposal referred to in clause (C) of Section 8.3(b)(iii) is consummated (or if the consummation occurs on a day that is not a business day, the next business day); it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $66,400,000. Payment of the Termination Fee pursuant to this Section 8.3(b) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser or any of their respective Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.

(c)          In the event of any termination described in Section 8.3(b), (i) payment from the Company to Parent of the Termination Fee pursuant to Section 8.3(b) shall be the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and (ii) upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided, that neither Parent, Purchaser nor the Company shall be released from any liabilities or damages arising out of any Fraud by such Party or a willful and material breach of this Agreement by such Party.

(d)          The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the Transactions and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to Section 8.3(b), and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9

MISCELLANEOUS PROVISIONS

9.1         Amendment. Prior to the Effective Time, this Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Purchaser at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2         Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may, to the extent permissible under applicable Legal Requirements, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto or (c) waive compliance by the other with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the Party or Parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3         No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered by any Person pursuant to this Agreement shall survive the Effective Time.

9.4         Entire Agreement; Counterparts. This Agreement (including its Exhibits, Annexes and the Company Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties and their respective Affiliates, with respect to the subject matter hereof and thereof. This Agreement may be executed in one or more counterparts, including by Docusign, facsimile or by email with .pdf attachments, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

9.5         Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)          This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of: (A) the Chancery Court of the State of Delaware and any state appellate court therefrom, (B) if (but only if) the court in clause (A) lacks subject matter jurisdiction, the Superior Court of the State of Delaware sitting in New Castle County and any state appellate court therefrom or (C) if (but only if) the courts in clause (A) and (B) lack subject matter jurisdiction, the United States District Court in the State of Delaware and any appellate court therefrom (collectively, the courts described in clauses (A) through (C), the “Delaware Courts”); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. Each of the Parties irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in the Delaware Courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Courts, (3) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the jurisdiction or laying of venue of any such action or proceeding in the Delaware Courts and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Courts. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)          The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other Parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such Order or injunction.

(c)          EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5.

9.6         Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect.

9.7         No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (a) if the Offer Acceptance Time occurs, (i) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, pursuant to Section 1 or Section 2 following the Offer Acceptance Time or the Effective Time, as applicable, in accordance with the terms of this Agreement, and (ii) the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8 following the Effective Time in accordance with the terms of this Agreement; (b) the provisions set forth in Section 6.4 of this Agreement; and (c) the limitations on liability of the Company Related Parties set forth in Section 8.3(c). The Parties hereby agree that the Company shall have the right, on its own behalf and, in accordance with and to the fullest extent permitted by Section 261(a)(2) of the DGCL, as representative on behalf of the Company’s stockholders and the holders of Company Equity Awards to pursue specific performance as set forth in Section 9.5(b) or damages to the fullest extent permitted by Section 261(a)(1) of the DGCL. For the avoidance of doubt, (i) only the Company (and not the Company’s stockholders or the holders of Company Equity Awards) may bring an action pursuing liability for such damages and (ii) the Company may retain, without distribution to the Company’s stockholders or the holders of Company Equity Awards, any damages received.

9.8         Transfer Taxes. Except as otherwise provided in Sections 1.1(i) and 2.6(b), all transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees, including any penalties and interest, with respect to the Transactions shall be borne by the Company and expressly shall not be a liability of holders of Shares.

9.9         Notices. All notices and other communications required or permitted to be given to any Party hereunder shall be in writing and shall be deemed properly delivered on (a) the date and time of delivery if delivered personally, (b) the date and time of transmittal if delivered by email (provided, except in the case of written request delivered pursuant to clause (iii) of Section 1.1(c), no “bounce back” or similar message of non-delivery is received with respect thereto), (c) the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (d) upon confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices or other communications hereunder shall be delivered to the addresses or email addresses set forth below, or pursuant to such other instructions as the Party to receive such notice or communication shall have specified in a written notice given to the other Parties:

if to Parent or Purchaser (or following the Effective Time, the Surviving Corporation):

Chiesi Farmaceutici S.p.A.
Via Palermo 26/A
Parma, 43122
Italy
Attention: [***]
Email:   [***]

with a copy (which shall not constitute notice) to:

Ropes & Gray LLP
800 Boylston Street
Boston, Massachusetts 02199
Attention: Zachary Blume
Email:    zachary.blume@ropesgray.com

if to the Company or KalVista UK (prior to the Effective Time):

KalVista Pharmaceuticals, Inc.
200 Crossing Blvd
Framingham, MA 01702
Attention: [***]
Email:   [***]

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
200 Clarendon Street
Boston, Massachusetts 02116
Attention: Graham Robinson; Chadé Severin
E-mail:  graham.robinson@kirkland.com
chade.severin@kirkland.com

Fenwick & West LLP
401 Union St
Seattle, WA 98101
Attention: Effie Toshav; Ethan Skerry
Email:   etoshav@fenwick.com
eskerry@fenwick.com

9.10       Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11       Obligation of Parent. Parent shall ensure that Purchaser (and, following the Effective Time, the Surviving Corporation) duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser or the Surviving Corporation, as applicable, under this Agreement, and Parent shall be jointly and severally liable with Purchaser or the Surviving Corporation, as applicable, for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.12       Construction.

(a)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)          The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)          All references to days or months shall be deemed references to calendar days or months unless otherwise specified herein.

(d)          As used in this Agreement, the word “including” and words of similar import shall mean including without limiting the generality of any description preceding such term, unless otherwise specified.

(e)          As used in this Agreement, the words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. With respect to any grant of rights to, in or under any intellectual property, the word “license” or “licenses” shall be deemed to include “sublicense” or “sublicenses”, as applicable.

(f)          Except as otherwise indicated, all references in this Agreement to “Sections”, “Exhibits” or “Annexes” are intended to refer to Sections of this Agreement and Exhibits or Annexes to this Agreement.

(g)          The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)          The term “dollars” and character “$” shall mean United States dollars.

(i)          Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless business days are specified. Except in the case of Section 9.12(l), if any action is to be taken or given on or by a particular calendar day, and such calendar day is not a business day, then such action may be deferred until the next business day.

(j)           All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP.

(k)          Any reference to (i) any Contract (including this Agreement) is to the Contract as amended, modified, supplemented, restated, or replaced from time to time (in the case of any Contract, to the extent permitted by the terms thereof and, if applicable, the terms of this Agreement); (ii) any Governmental Body includes any successor to that Governmental Body; and (iii) any applicable Legal Requirement refers to such applicable Legal Requirement as amended, modified, supplemented, or replaced from time to time (and, in the case of statutes, include any rule and regulation promulgated under such statute) and references to any section of any applicable Legal Requirement includes any successor to such section (provided that, for purposes of any representation and warranty in this Agreement that is made as of a specific date, references to any Legal Requirement or Contract shall be deemed to refer to such Legal Requirement or Contract, as amended, and to any rule or regulation promulgated thereunder, in each case, as of such date).

(l)          Documents or other information or materials will be deemed to have been “made available”, “furnished”, “provided”, or “delivered” by the Company if such documents, information or materials have been physically or electronically delivered to Parent at least one (1) calendar day prior to the execution and delivery of this Agreement, including by being posted to the virtual data room managed by the Company and hosted by Datasite, or filed with or furnished to the SEC and available on EDGAR prior to the execution and delivery of this Agreement.

(m)         References herein to any statute includes all rules and regulations promulgated thereunder.

(n)          Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

Chiesi Farmaceutici S.p.A.

By:	/s/ Giacomo Chiesi
Name: Giacomo Chiesi
Title: Director

Skyline Merger Sub, Inc.

By:	/s/ John Hess
Name: John Hess
Title: President and Secretary

KalVista Pharmaceuticals, Inc.

By:	/s/ Benjamin L. Palleiko
Name: Benjamin L. Palleiko
Title: Chief Executive Officer

KalVista Pharmaceuticals Limited

By:	/s/ Benjamin L. Palleiko
Name: Benjamin L. Palleiko
Title: Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A and Annex I):

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” is defined in Section 3.1(a) of the Agreement.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer, relating to, in a single transaction or series of related transactions, any (a) acquisition or exclusive license of assets of the Acquired Corporations equal to 20% or more of the Acquired Corporations’ consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, in each case (a) through (d) other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

Agreement. “Agreement” is defined in the preamble to the Agreement.

Anti-Corruption Laws. “Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, and any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

Antitrust and Foreign Investment Approvals. “Antitrust and Foreign Investment Approvals” shall mean clearance, approval (including deemed clearance and approval, including as a result of waiting periods having lapsed, expired, or been terminated) or confirmation of non-notifiability (or equivalent confirmation that no filing or approval is required) by the Bundeskartellamt under applicable Antitrust Laws in Germany and the Presidenza del Consiglio dei Ministri under applicable Foreign Investment Laws in Italy.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Artificial Intelligence Tools. “Artificial Intelligence Tools” shall mean a software system that employs trained machine learning models, large language models, or similar generative architectures to produce novel outputs based on prompts or other inputs.

Board of Directors. “Board of Directors” is defined in the Introduction to the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean a day except a Saturday, a Sunday or other day on which banks in the City of New York, NY are authorized or required by Legal Requirements to be closed.

Capitalization Date. “Capitalization Date” is defined in Section 3.3(a) of the Agreement.

Certificated Shares. “Certificated Shares” is defined in Section 2.6(b) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(vii) of the Agreement.

Closing. “Closing” is defined in Section 2.3(a) of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3(a) of the Agreement.

CMS. “CMS” shall mean the Centers for Medicare & Medicaid Services or any successor agency thereto.

Code. “Code” shall mean the Internal Revenue Code of 1986.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a)(i) of the Agreement.

Company Board Recommendation. “Company Board Recommendation” is defined in the Introduction to the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.

Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Equity Award. “Company Equity Award” shall mean each Company Option and Company RSU.

Company Equity Plans. “Company Equity Plans” shall mean the Company 2015 Incentive Plan, the Company 2017 Equity Incentive Plan, and the Company 2021 Equity Inducement Plan and any sub-plan to the foregoing, as each may be amended and restated from time to time.

Company ESPP. “Company ESPP” shall mean the Company 2017 Employee Stock Purchase Plan.

Company IP. “Company IP” shall mean all Intellectual Property Rights that are owned or purported to be owned by any of the Acquired Corporations.

Company IT Assets. “Company IT Assets” shall mean computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation owned by the Company or the Acquired Corporations, or licensed or leased to the Company or the Acquired Corporations pursuant to written agreements (excluding any public networks).

Company Options. “Company Options” shall mean all options to purchase Shares granted under any Company Equity Plan. A purchase right under the Company ESPP is not considered to be a Company Option for purposes of the Agreement.

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, $0.001 par value per share, of the Company.

Company Registered IP. “Company Registered IP” is defined in Section 3.8(a) of the Agreement.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(c) of the Agreement.

Company Returns. “Company Returns” is defined in Section 3.15(a) of the Agreement.

Company RSUs. “Company RSUs” shall mean all restricted stock units granted under any Company Equity Plan.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

Company Warrants. “Company Warrants” shall mean all warrants set forth in Schedule A of the Company Disclosure Schedule.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 1.2(b) of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization.

Continuing Employee. “Continuing Employee” is defined in Section 6.3(a) of the Agreement.

Contract. “Contract” shall mean any contract, agreement, deed, mortgage, lease, sublease, license, sublicense or other legally enforceable commitment, promise, undertaking, obligation, arrangement, instrument or understanding, whether written or oral, to which or by which such Person is a party or otherwise subject to be bound.

Convertible Senior Notes. “Convertible Senior Notes” shall mean the Company’s 3.250% Convertible Senior Notes due 2031 issued under the Convertible Senior Notes Indenture.

Convertible Senior Notes Indenture. “Convertible Senior Notes Indenture” shall mean the Indenture, dated as of September 29, 2025, between the Company and U.S. Bank Trust Company, National Association, as trustee, as amended or supplemented as of the date of the Agreement.

Copyrights. “Copyrights” is defined in the definition of Intellectual Property Rights.

DEA. “DEA” means the United States Drug Enforcement Administration or any successor agency thereto.

Debt Financing. “Debt Financing” is defined in Section 6.14(a) of the Agreement.

Delaware Courts. “Delaware Courts” is defined in Section 9.5(a) of the Agreement.

Delisting Period. “Delisting Period” is defined in Section 6.11 of the Agreement.

Depository Agent. “Depository Agent” is defined in Section 2.6(a) of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

EDGAR. “EDGAR” is defined in Section 3.9(b) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any “employee benefit plan” within the meaning of Section 3(3) of ERISA, and any other plan, program, policy, practice, contract, agreement or arrangement providing for compensation or benefits, whether or not subject to ERISA, whether or not reduced to writing, and whether covering a single individual or group of individuals, including, but not limited to, any (a) bonus, deferred compensation, incentive compensation, stock purchase, stock option, other equity or equity-based award, severance pay, termination pay, death and disability benefits, hospitalization, medical, life insurance, flexible benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement, and (b) employment, offer letter, individual consulting, severance agreement, and each other employee benefit plan, or arrangement, in each case that is (i) sponsored, maintained, contributed to or required to be contributed to by an Acquired Corporation for the benefit of any current or former employee, director, officer, or independent contractor of an Acquired Corporation, (ii) with respect to which an Acquired Corporation has or would reasonably be expected to have any current or contingent liability or to which an Acquired Corporation is a party, in each case, excluding any plan or arrangement that is maintained by a Governmental Body.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, mortgage, security interest, encumbrance, right of first refusal, preemptive right or similar restriction of any nature.

End Date. “End Date” is defined in Section 8.1(b) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), Union, firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

Excluded Benefits. “Excluded Benefits” is defined in Section 6.3(a) of the Agreement.

Excluded Shares. “Excluded Shares” is defined in Section 1.1(a) of the Agreement.

Exclusively Licensed IP. “Exclusively Licensed IP” means all Intellectual Property Rights exclusively licensed to an Acquired Corporation.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

FDA. “FDA” shall mean the United States Food and Drug Administration.

Federal Health Care Program. “Federal Health Care Program” shall mean any federal health care program as defined in 42 U.S.C. § 1320a-7b(f), including the Medicare, Medicaid, 340B, VA, and TRICARE programs.

Financing Parties. “Financing Parties” shall mean the entities that have committed or plan to commit to provide or otherwise enter into agreements in connection with the Debt Financing in connection with the consummation of the Transactions, and their respective Affiliates and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns; provided that neither Parent, Purchaser nor any Affiliate of Parent or Purchaser shall be a Financing Party.

Foreign Investment Laws. “Foreign Investment Laws” shall mean all applicable federal, state, and foreign statutes, rules, regulations, Orders, decrees and other Legal Requirements that are intended to prohibit, restrict or regulate foreign direct investment or investment that could affect national security interests, including the Italian Decree Law No. 21/2012.

Fraud. “Fraud” means intentional common law fraud under the Laws of the State of Delaware with respect to the representations and warranties set forth in the Agreement.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

GDPR. “GDPR” shall mean European Union General Data Protection Regulation (EU) 2016/679.

Global Trade Laws. “Global Trade Laws” shall mean (a) the trade, sanctions, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import laws administered by U.S. Customs and Border Protection, the Foreign Trade Regulations, and the economic and trade sanctions administered by the OFAC or the U.S. Department of State; and (b) other applicable trade, sanctions, export control, import, and anti-boycott laws and regulations.

Good Clinical Practices. “Good Clinical Practices” shall mean the then-current standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Parts 11, 50, 54, 56 and 312, the International Council for Harmonization’s Guideline for Good Clinical Practice, and any similar state, local or foreign Legal Requirements, as applicable.

Good Laboratory Practices. “Good Laboratory Practices” shall mean the then-current standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58, the United States Animal Welfare Act, the International Council for Harmonisation’s Guideline on Nonclinical Safety Studies for the Conduct of Human Clinical Trials for Pharmaceuticals and the International Council for Harmonisation’s Guideline on Safety Pharmacology Studies for Human Pharmaceuticals, and any similar state, local or foreign Legal Requirements, as applicable.

Good Manufacturing Practices. “Good Manufacturing Practices” shall mean the then-current standards for the methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packing, or holding of a drug contained in 21 C.F.R. Parts 210 and 211 and any similar state, local or foreign Legal Requirements, as applicable.

Governmental Authorization. “Governmental Authorization” shall mean any: permit, license, certificate, approval, consent, grant, franchise, permission, approval, clearance, registration, qualification, waiver, exemption or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, administrative, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit or body and any court or other tribunal, or any arbitrator or arbitral body.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

Healthcare Regulatory Filings. “Healthcare Regulatory Filings” is defined in Section 3.12(c) of the Agreement.

Healthcare Regulatory Laws. “Healthcare Regulatory Laws” shall mean all Legal Requirements of any Governmental Body pertaining to healthcare regulatory matters applicable to the Acquired Corporations and their respective operations, products, and assets, including, in each case as applicable to the business of the Acquired Corporations and as each may be amended from time to time: (i) all federal, state, and local fraud and abuse and patient inducement laws relating to the solicitation or acceptance of improper incentives involving Persons operating in the healthcare industry, including the Federal Health Care Program Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a and 1320a-7b; the Federal Health Care Program Exclusion Laws, 42 U.S.C. § 1320a-7; the Eliminating Kickbacks in Recovery Act of 2018, 18 U.S.C. § 220; the Federal Health Care Fraud Law, 18 U.S.C. § 1347; the Open Payments provisions of the Affordable Care Act, 42 U.S.C. § 1320a-7h; and the regulations promulgated pursuant to such statutes and all other applicable Legal Requirements regarding financial relationships with referral sources, the submission of false claims, billing and coding, patient brokering, co-pay assistance programs, free drug and other patient support programs, and patient or program charges; (ii) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act) and any other federal and state Legal Requirements imposed in connection with any health care program for which reimbursement is provided by a Governmental Body; (iii) the Patient Protection and Affordability Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, 42 U.S.C. § 18001 et seq.; (iv) all Legal Requirements governing government pricing or price reporting programs and regulations promulgated thereunder, and any other similar Legal Requirement, including the collection, reporting, and processing of any drug pricing or product attribute data or any applicable rebate, discount, chargeback, adjustment, or restatement, under applicable rules and regulations relating to the Medicaid Drug Rebate Program, 42 U.S.C. § 1396r–8, and any state supplemental rebate program; Medicare Part B average sales price reporting, 42 U.S.C. § 1395w–3a; the federal TRICARE statute, 10 U.S.C. § 1071 et seq.; the Veterans Health Care Act of 1992, 38 U.S.C. § 8126, or any Legal Requirements relating to any state pharmaceutical assistance program; the 340B Drug Pricing Program, Section 340B of the Federal Public Health Service Act, 42 U.S.C. § 256B; and any successor government programs; (v) HIPAA and comparable state Legal Requirements regulating the privacy and security of personal information; (vi) any criminal Legal Requirements relating to healthcare, including, but not limited to, those specified in 18 U.S.C. § 24 and 18 U.S.C. § 286; (vii) the Medicare as Secondary Payer provisions of the Social Security Act, 42 U.S.C. § 1395y(b); (viii) the Physician Payment Sunshine Act (42 U.S.C. § 1320a–7h) and the implementing regulations set forth at 42 C.F.R. §§ 403.900-403.914, as well as all applicable state Legal Requirements governing marketing, labeling, regulating, or requiring reporting of interactions between pharmaceutical manufacturers and health care professionals and other members of the healthcare industry; (ix) the Drug Sample Reporting provisions of the Affordable Care Act, 42 U.S.C. § 1320a-7i; (x) the Federal Food, Drug and Cosmetic Act, 21 U.S.C. § 301 et seq.; (xi) the Federal Controlled Substances Act, 21 U.S.C. § 801 et seq.; (xii) Title 21, Code of Federal Regulations; (xiii) the Public Health Service Act, 42 U.S.C. § 201 et seq., including the Clinical Laboratory Improvement Amendments of 1988, 42 U.S.C. § 263a; (xiv) the PhRMA Code and other applicable, generally accepted trade association codes of conduct; (xv) federal and state consumer protection laws; (xvi) all applicable fee splitting and reimbursement Legal Requirements applicable to products of the Acquired Corporations; (xvii) all Legal Requirements, including state laws regarding the manufacture, wholesale, distribution, marketing, labeling, promotion, sale, advertising, dispensing, or communication regarding, pharmaceutical products, including state licensing laws or regulations promulgated by state professional boards, as well as state transparency laws; (xviii) Legal Requirements governing pharmacovigilance activities and adverse event reporting, (xix) comparable state, federal, or foreign Legal Requirements governing the design, development, research, testing, manufacturing, processing, storing, importing or exporting, labeling, packaging, quality, approval, promotion, advertising, distributing, supplying, commercializing, offering for sale, sale, use or marketing of products of the Acquired Corporations, including Good Clinical Practices, Good Laboratory Practices, and Good Manufacturing Practices; and (xx) any rules, regulations, and legally binding directives, policy statements, or guidance promulgated or issued pursuant to such laws, as each of the foregoing may be amended from time to time.

HIPAA. “HIPAA” shall mean, collectively, the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191, as amended by the Health Information Technology for Economic and Clinical Health Act, and all implementing regulations promulgated thereunder, as each may be amended from time to time.

HRSA. “HRSA” shall mean the Health Resources and Services Administration or any successor agency thereto.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

In-bound IP Contract. “In-bound IP Contract” is defined in Section 3.8(g) of the Agreement.

Indebtedness. “Indebtedness” shall mean, without duplication, (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person, including that portion of obligations with respect to any capital leases that is classified as a liability on a balance sheet in conformity with GAAP, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts for indebtedness for borrowed money owing to any Person, (iii) any reimbursement obligations in respect of all drawn amounts under letters of credit and bankers’ acceptances (other than obligations in respect of letters of credit and bankers’ acceptances used as security for leases), bank guarantees, surety bonds and similar instruments, in each case to the extent drawn upon, including the principal, interest and fees owing thereon, (iv) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (v) net obligations of any interest rate, swap, currency swap, forward currency or interest rate Contracts or other interest rate or currency hedging arrangements or (vi) any guaranty of any such obligations described in clauses (i) through (v) of any Person other than an Acquired Corporation (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business consistent with past practice), except that Indebtedness shall not include obligations between or among any of the Acquired Corporations.

Indemnified Persons. “Indemnified Persons” is defined in Section 6.4(a) of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean all rights, title and interests in and to all intellectual property and industrial property rights of every kind, nature and description throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof (“Patents”), (b) trademarks, service marks, names, corporate names, trade names, Internet domain names, logos, slogans, trade dress, design rights, and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing and applications and registrations for the foregoing (“Trademarks”), (c) copyrights and copyrightable subject matter (“Copyrights”), (d) trade secrets, database rights and other confidential and proprietary ideas, know-how, inventions, proprietary processes, formulae, models, and methodologies (“Trade Secrets”), and (e) any registrations, applications or rights arising under applicable law or Contract related to any of the foregoing.

Intervening Event. “Intervening Event” shall mean any material event, fact, development, or occurrence that affects the business, assets or operations of the Company that is unknown to, and not reasonably foreseeable by, the Board of Directors as of the date of the Agreement, the material consequences of which were not known to, and not reasonably foreseeable by, the Board of Directors as of the date of the Agreement.

IP Contracts. “IP Contracts” is defined in Section 3.8(g) of the Agreement.

IRS. “IRS” shall mean the U.S. Internal Revenue Service.

KalVista UK. “KalVista UK” is defined in the preamble to the Agreement.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after reasonable inquiry, of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, qui tam complaint, formal written demand, civil investigative demand, petition, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), audit, examination, hearing or investigation commenced, brought, conducted or heard by or before any Governmental Body or any arbitrator or arbitration panel, whether civil, criminal, administrative, or otherwise, in law or equity.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, Order, Governmental Authorization, interpretation, binding guidance, or other requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of Nasdaq or another stock exchange) or any similar provision having the force and effect of law.

Material Adverse Effect. “Material Adverse Effect” shall mean any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects which have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Offer and the Merger on or before the End Date or (b) the business, assets, financial condition or results of operations of the Acquired Corporations, taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above: (i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.23 and the condition set forth in clause (b)(iv) of Annex I solely as such condition relates to Section 3.23); (iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions; (iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency or interest rates; (v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic, trade wars or any other similar event; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception herein; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by an Acquired Corporation at the written direction of Parent or any action specifically required to be taken by an Acquired Corporation under the Agreement, or the failure of an Acquired Corporation to take any action that such Acquired Corporation is specifically prohibited by the terms of the Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates; (ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP); (x) any Legal Proceeding described in Section 2.7 or Section 6.5; (xi) any event, occurrence, circumstance, change or effect resulting or arising from Parent’s or Purchaser’s breach of the Agreement; or (xii) the availability of or cost of equity, debt or other financing to Parent or Purchaser; provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (ix) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Maximum Amount. “Maximum Amount” is defined in Section 6.4(b) of the Agreement.

Merger. “Merger” is defined in the Introduction to the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

Nasdaq. “Nasdaq” shall mean The Nasdaq Global Select Market.

Non-U.S. Plan. “Non-U.S. Plan” means an Employee Plan that is sponsored or maintained primarily for the benefit of current or former employees, directors, officers, or independent contractors of an Acquired Corporation outside of the United States.

OFAC. “OFAC” shall mean the U.S. Treasury Department’s Office of Foreign Assets Control.

Offer. “Offer” is defined in the Introduction to the Agreement.

Offer Acceptance Time. “Offer Acceptance Time” is defined in Section 1.1(h) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in the Introduction to the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

Order. “Order” shall mean any order, writ, judgment, injunction, decree, stipulation, ruling, decision, verdict, determination or award made, issued or entered by or with any Governmental Body.

Out-bound IP Contract. “Out-bound IP Contract” is defined in Section 3.8(g) of the Agreement.

Parent. “Parent” is defined in the preamble to the Agreement.

Parent Employee Plans. “Parent Employee Plans” is defined in Section 6.3(c) of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth herein.

Parties. “Parties” shall mean Parent, Purchaser, and the Company.

Patents. “Patents” is defined in the definition for Intellectual Property Rights.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes (i) that are not due and payable or (ii) the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business consistent with past practice under the terms of any Contracts to which the relevant Party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business consistent with past practice), (c) any interest or title of a lessor under leases (other than capital leases) entered into by an Acquired Corporation in the ordinary course of business, and any Encumbrance related thereto, (d) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (e) non-exclusive licenses of Intellectual Property Rights entered into in the ordinary course of business consistent with past practices, and (f) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business consistent with past practice and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.

Person. “Person” shall mean any individual, Entity or Governmental Body.

Personal Data. “Personal Data” shall mean (a) any information, that alone or in combination with other information, identifies, relates to, describes, or is associated with an identified or identifiable natural person or that is reasonably capable of being used to identify a natural person, including a person’s name, address, phone number, fax number, e-mail address, social security number or other government-issued identifier and (b) any data or information defined as “personal data”, “personal information”, “personally identifiable information”, “nonpublic personal information”, “personal health information”, “individually identifiable health information” or similar terms under any applicable Legal Requirement.

PhRMA Code. “PhRMA Code” shall mean the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals and Principles on Conduct of Clinical Trials.

Post-Closing SEC Reports. “Post-Closing SEC Reports” is defined in Section 6.11 of the Agreement.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1(a) of the Agreement.

Privacy and Data Security Requirements. “Privacy and Data Security Requirements” shall mean: (a) any Legal Requirements regulating the collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, processing, linking, transferring or storing of Personal Data, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state privacy laws (such as the California Consumer Privacy Act of 2018, as amended by the Consumer Privacy Rights Act of 2020, and the Virginia Consumer Data Protection Act) together with any implementing regulations, the GDPR, any other Legal Requirements implementing the GDPR into national law and Japan’s Act on the Protection of Personal Information; (b) obligations under all Contracts to which any Acquired Corporation is a party or is otherwise bound that relate to the collection or processing of Personal Data; (c) all of the Acquired Corporations’ written internal or publicly posted policies and representations (including if posted on any Acquired Corporations’ websites, products or services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, linkage, or protection or processing of Personal Data; and (d) applicable pre-market and post-market guidance issued by the FDA regarding the integrity, security, privacy and reliability of electronic systems and data used in FDA-regulated activities, in each case to the extent applicable to the business of the Acquired Corporations.

Process, Processed or Processing. “Process”, “Processed” or “Processing” shall mean, with respect to Personal Data, an operation or set of operations, whether or not by automated means, such as collection, storage, maintenance, receipt, recording, organization, safeguarding, security, structuring, storage, adaptation, enhancement, enrichment or alteration, ingestion, compilation, combination, retrieval, consultation, analysis, use, disclosure by transmission, sharing, transfer, dissemination or otherwise making available, alignment or combination, restriction, de-identification, erasure or destruction.

Purchaser. “Purchaser” is defined in the preamble to the Agreement.

Registered IP. “Registered IP” shall mean all Patents, Trademarks and Copyrights that are registered or issued under the authority of any Governmental Body, all applications for any of the foregoing, domain names, and social media handles.

Regulatory Permit. “Regulatory Permit” shall mean all investigational new drug applications, clinical trial authorizations, new drug applications, supplemental new drug applications, marketing authorization applications, abbreviated new drug applications, establishment registrations, as defined in 21 C.F.R. § 207, and product listings, as defined in 21 C.F.R. § 207, manufacturer, distributor, or wholesale licenses or permits, and all supplements or amendments thereto, and all comparable Governmental Authorizations.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Restricted Party. “Restricted Party” shall mean any Person (a) included on one or more of the Restricted Party Lists; (b) located, organized, or ordinarily resident in a country, territory, or region that is the subject of sanctions administered by OFAC that broadly prohibit business or dealings with such country, territory, or region; (c) owned or controlled by, or acting on behalf of, any of the foregoing; or (d) with whom U.S. Persons are otherwise prohibited from transacting under Global Trade Laws.

Restricted Party Lists. “Restricted Party Lists” shall `mean the list of sanctioned parties maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List, the Sectoral Sanctions Identifications List, and other lists administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, the U.S. Unverified List, and the U.S. Military End-User List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; the HM Treasury Consolidated List of Financial Sanctions Targets in the UK; and similar lists of restricted parties maintained by other relevant governmental authorities.

Sarbanes-Oxley Act. “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933.

Security Incident. “Security Incident” shall mean any (a) unauthorized or unlawful Processing, loss, theft, or misuse of Personal Data, (b) a compromise of the security, integrity, or confidentiality of any Personal Data controlled by an Acquired Corporation or any IT system, or (c) phishing, ransomware, denial of service (DoS) or other cyberattack that has resulted in a monetary loss or business disruption to an Acquired Corporation.

Shares. “Shares” is defined in the Introduction to the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(e) of the Agreement.

Specified Governmental Body. “Specified Governmental Body” is defined in Section 7.1 of the Agreement.

Standard IP Contracts. “Standard IP Contracts” is defined in Section 3.8(g) of the Agreement.

Stockholder List Date. “Stockholder List Date” is defined in Section 1.2(b) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.

Surviving Corporation. “Surviving Corporation” is defined in the Introduction to the Agreement.

Takeover Laws. “Takeover Laws” shall mean any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions”, or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including, for the avoidance of doubt, Section 203 of the DGCL).

Tax. “Tax” shall mean any and all U.S. federal, state or local or non-U.S. taxes, charges, levies in the nature of, or similar to, tax, including any net income, alternative or add-on minimum, customs duties, levies or assessments, escheat and unclaimed property obligations, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, registration, recording, documentary, gains, withholding, payroll, employment, national insurance contribution liabilities, severance, stamp, occupation, premium, property, environmental, privilege or windfall profit, estimated or other tax, together with any interest, penalty, or addition thereto.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, form, election, claims for refund, requests for extension, certificate or other document or information filed or required to be filed with any Governmental Body in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

Termination Condition. “Termination Condition” is defined in Annex I to the Agreement.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Trade Secrets. “Trade Secrets” is defined in the definition of Intellectual Property Rights.

Trademarks. “Trademarks” is defined in the definition of Intellectual Property Rights.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

Union. “Union” shall mean any labor union, works council, trade union, or other employee representative body.

VA. “VA” shall mean the U.S. Department of Veterans Affairs or any successor agency thereto.

WARN Act. “WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 or any similar foreign, state or local Legal Requirement.

willful and material breach. “willful and material breach” shall mean a breach that is a consequence of an act or omission undertaken by the breaching party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause or constitute a material breach of the Agreement.

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Agreement, may terminate the Offer: (i) upon termination of the Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c) of the Agreement), if: (A) the Minimum Condition, the Termination Condition and conditions set forth in clauses (e) and (g) below shall not be satisfied by the time at which the Offer expires on the Expiration Date; or (B) any of the additional conditions set forth below shall not be satisfied or waived in writing by Parent by the time at which the Offer expires on the Expiration Date:

(a)          there shall have been validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the Parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL);

(b)          (i)          the representations and warranties of the Company set forth in: the first two sentences of Section 3.1(a) (Due Organization; Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Takeover Laws), Section 3.24 (Opinion of Financial Advisor) and Section 3.25 (Brokers and Other Advisors) of the Agreement shall be accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

(ii)          the representations and warranties of the Company set forth in Sections 3.3(a) and 3.3(d) (Capitalization, Etc.) of the Agreement shall be accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) except for de minimis inaccuracies as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period);

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(iii)         the representations and warranties of the Company set forth in Section 3.5(b) (No Material Adverse Effect) of the Agreement shall be accurate in all respects as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date with respect to the earlier period set forth in Section 3.5(b) of the Agreement;

(iv)         the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i) through (b)(iii) above) shall be accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of the Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent any such representation or warranty expressly relates to an earlier date or period, in which case as of such date or period), except where the failure of such representations and warranties to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c)          the Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the time at which the Offer expires on the Expiration Date (or any failure to comply or perform shall have been cured by such time);

(d)          since the execution and delivery of the Agreement, there shall not have occurred any Material Adverse Effect;

(e)          any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and the Antitrust and Foreign Investment Approvals shall have been obtained;

(f)          Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been satisfied;

(g)          there shall not have been issued by any Specified Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other Order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Specified Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; and

(h)          the Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition and the conditions set forth in clauses (e) and (g) above) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser, to the extent permitted under applicable Legal Requirements. All capitalized terms used but not defined in this Annex I shall have the meanings ascribed to them in the Agreement to which this Annex I is attached.

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ANNEX II

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
KALVISTA PHARMACEUTICALS, INC.
FIRST: The name of the corporation is KalVista Pharmaceuticals, Inc. (hereinafter, the “Corporation”).

SECOND: The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808, and the name of its registered agent at such address is Corporation Service Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 100 shares of common stock, par value $0.001 per share.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the bylaws of the Corporation.

SIXTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the board of directors is expressly authorized to make, amend or repeal the bylaws or adopt new bylaws without any action on the part of the stockholders of the Corporation; provided that any bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders of the Corporation.

SEVENTH: To the fullest extent permitted by law, neither a director of the Corporation nor an officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the board of directors.

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The Corporation shall have the power to indemnify, to the extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

The rights conferred upon the applicable persons in this Article Eighth shall be contract rights that vest at the time of such person’s service to or at the request of the Corporation and such rights shall continue as to such person who has ceased to be a director, officer, trustee, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

Neither any amendment nor repeal of this Article Eighth, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Article Eighth, shall eliminate, reduce or otherwise adversely affect this Article Eighth in respect of any matter occurring, or any cause of action, suit or proceeding accruing or arising or that, but for this Article Eighth, would accrue or arise, prior to such amendment, repeal or adoption of such an inconsistent provision.

EIGHTH: The Corporation reserves the right to amend and repeal any provision contained in this Certificate of Incorporation in the manner from time to time as prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

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